FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2008

Commission File Number

     Forbes Medi-Tech Inc.
(Translation of registrant's name into English)

Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]   Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [  ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORBES MEDI-TECH INC.

“Charles A. Butt”
Date: January 18, 2008	Charles A. Butt
President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statement on Form F-3 File No. 333-129943 filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the attached document contains forward looking information.

FORBES MEDI-TECH INC.

NOTICE OF SPECIAL GENERAL MEETING
TO BE HELD ON FEBRUARY 14, 2008
- and -
NOTICE OF PETITION
- and -
MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

LETTER TO SECURITYHOLDERS	1
NOTICE OF SPECIAL GENERAL MEETING OF HOLDERS OF COMMON SHARES,
WARRANTS AND OPTIONS	3
NOTICE OF PETITION (ARRANGEMENT)	5
INFORMATION CIRCULAR	7
INTRODUCTION	7
INFORMATION FOR UNITED STATES SECURITYHOLDERS	7
SUMMARY OF THE INFORMATION CIRCULAR	9
CHARTS OF ORGANIZATIONAL STEPS	14
SOLICITATION OF PROXIES AND VOTING AT THE MEETING	15
THE STATED CAPITAL REDUCTION	17
THE CHANGE OF NAME	18
THE ARRANGEMENT	18
ABOUT NEWCO	22
COMPARISON OF BCBCA AND CBCA	23
TIMING	27
EXPENSES OF THE REORGANIZATION	27
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	27
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	30
PROCEDURE FOR EXCHANGE OF SECURITIES	40
STOCK EXCHANGE LISTINGS	41
ISSUANCE AND RESALE OF NEWCO COMMON SHARES, NEWCO OPTIONS AND
NEWCO WARRANTS	42
DISSENT RIGHTS	44
LEGAL MATTERS	46
PRINCIPAL HOLDERS OF VOTING SECURITIES	46
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	46
INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	47
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	47
OTHER MATTERS	47
APPENDIX A STATED CAPITAL RESOLUTION	A-1
APPENDIX B CHANGE OF NAME RESOLUTION	B-1
APPENDIX C ARRANGEMENT RESOLUTION	C-1
APPENDIX D PLAN OF ARRANGEMENT	D-1
APPENDIX E INTERIM ORDER	E-1
APPENDIX F NOTICE OF HEARING OF PETITION	F-1
APPENDIX G CONSOLIDATED STATEMENT OF SHAREHOLDERS EQUITY OF 0813361
B.C. LTD	G-1
APPENDIX H SECTION 190 OF THE CBCA	H-1
APPENDIX I AUDITORS’ CONSENT	I-1

i

LETTER TO SECURITYHOLDERS

January 14, 2008

Dear Securityholder,

     You are invited to attend a special meeting of all of the securityholders (the “Securityholders”) of Forbes Medi-Tech Inc. (“Forbes”) to be held on Thursday, February 14, 2008. The purpose of the meeting is consider and if thought fit, approve special resolutions approving a reorganization involving the exchange of all of your securities for securities of 0813361 B.C. Ltd. (“Newco”), at a ratio within a range of one common share of Newco for each two to six common shares of Forbes. The exact number of common shares of Forbes to be exchanged for one common share is to be determined by the Board of Directors of Forbes before the reorganization transaction is effective.

     The reorganization is being undertaken in part, to facilitate Forbes’ compliance with the NASDAQ Stock Market’s (“NASDAQ”) minimum bid-price listing standards. The reorganization will result in a corporate structure consisting of a publicly listed holding company incorporated under the British Columbia Business Corporations Act and direct and indirect operating subsidiaries, including Forbes. This structure is not uncommon for publicly listed companies. Management of Forbes believes that, in addition to achieving the minimum bid-price listing standards of NASDAQ, this structure will provide greater flexibility and enable Forbes to accommodate and capitalize on certain financing opportunities that may arise in the future. Newco will be governed by Business Corporation Act (British Columbia), rather than the Canada Business Corporations Act by which Forbes is currently governed.

     The reorganization is to be completed by way of a plan of arrangement, which requires approval of Securityholders, and the Supreme Court of British Columbia. The plan of arrangement is to be considered at a meeting of Forbes’ Securityholders to be held at 8:00 a.m. (Vancouver time) on Thursday, February 14, 2008 (the “Meeting”). The Meeting is being called pursuant to an Interim Order of the Supreme Court of British Columbia dated January 14, 2008. The Meeting will be held in the Northeast Board Room at the offices of Farris, Vaughan, Wills & Murphy LLP on the 25th floor, 700 West Georgia Street, Vancouver, B.C.

     At the Meeting shareholders of Forbes will be asked to consider and, if thought fit, approve: (i) a special resolution approving a reduction in the stated capital of Forbes from $101,027,000 to $2,567,000; and (ii) a special resolution changing the name of Forbes to “Forbes Medi-Tech Operations Inc.”. Shareholders of Forbes and holders of options and warrants to purchase common shares of Forbes will be asked to consider, and if thought fit, to approve resolutions approving a proposed plan of arrangement (the “Arrangement”) involving Forbes, its Securityholders and Newco. If these resolutions are approved at the Meeting, Newco will be renamed “Forbes Medi-Tech Inc.” and every Securityholder will exchange their existing securities of Forbes for securities of Newco, all as described in the attached Information Circular.

SUITE 200 – 750 WEST PENDER STREET, VANCOUVER, BC, CANADA V6C 2T8
TEL: 604-689-5899 FAX: 604-689-7641
WWW.FORBESMEDI.COM

     If you are a registered Shareholder of Forbes and are unable to attend the Meeting in person, please complete, date and execute the accompanying form of white proxy. If you are a holder of an option to purchase common shares of Forbes and are unable to attend the Meeting in person, please complete, date and execute the accompanying form of blue proxy. If you are a holder of a warrant to purchase common shares of Forbes and are unable to attend the Meeting in person, please complete, date and execute the accompanying form of yellow proxy.

     All proxies are to be deposited with Computershare Investor Services Inc., 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario M5J 2Y1 by mail, telefax or by hand (fax:1-866-249-7775), not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting. The Chairman of the Meeting has the discretion to accept proxies on the day of the Meeting.

     If you are a non-registered Shareholder of Forbes and received these materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan, or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your securities on your behalf (each an “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

     The accompanying Information Circular contains a description of the matters to come before the Meeting, including the Arrangement. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors.

     If you have questions about the Arrangement, including procedures for voting, or if you require assistance in completing your proxy form, you may contact our proxy solicitation agent Kingsdale Shareholder Services Inc. toll-free at 1-866-289-9929 (toll-free in North America). Banks and brokers call collect at 416-867-2272.

     The matters being brought before the Meeting are important and we urge you to attend, whether in person or by proxy.

Yours very truly,

FORBES MEDI-TECH INC.

Per: “Charles A. Butt”
President and Chief Executive Officer

SUITE 200 – 750 WEST PENDER STREET, VANCOUVER, BC, CANADA V6C 2T8
TEL: 604-689-5899 FAX: 604-689-7641
WWW.FORBESMEDI.COM

FORBES MEDI-TECH INC.
200 – 750 West Pender Street
Vancouver, British Columbia
V6C 2T8
Phone: (604) 689-5899

NOTICE OF SPECIAL GENERAL MEETING OF HOLDERS OF COMMON SHARES,
WARRANTS AND OPTIONS

to be held at 8:00 a.m., Thursday, February 14, 2008

     NOTICE IS HEREBY GIVEN that pursuant the Canada Business Corporations Act (the “CBCA”) and an order (the “Interim Order”) of the Supreme Court of British Columbia in Vancouver (the “Court”) dated January 14, 2008, a Special General Meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”), the holders (the “Optionholders”) of options (“Options”) to purchase Common Shares, and the holders (the “Warrantholders”) of warrants (“Warrants”) (collectively the “Securityholders”) of FORBES MEDI-TECH INC. (“Forbes”) will be held at the offices of Farris, Vaughan, Wills & Murphy LLP on the 25th floor, 700 West Georgia Street, Vancouver, B.C. on Thursday, February 14, 2008 at 8:00 a.m. (Vancouver time) for the following purposes:

1.	Pursuant to the CBCA, to consider and, if thought fit, to pass, with or without variation, a special resolution of the Shareholders (the “Stated Capital Resolution”), the full text of which is set forth in Appendix A to the accompanying Information Circular, approving a reduction in the stated capital of Forbes from $101,027,000 to $2,567,000, all as more particularly set forth and described in the accompanying Information Circular;

2.	Pursuant to the CBCA, to consider and, if thought fit, to pass, with or without variation, a special resolution of the Shareholders (the “Change of Name Resolution”), the full text of which is set forth in Appendix B to the accompanying Information Circular, approving the change of name of Forbes from “Forbes Medi- Tech Inc.” to “Forbes Medi-Tech Operations Inc.” all as more particularly set forth and described in the accompanying Information Circular;

3.	Pursuant to the Interim Order, to consider and, if thought fit, to pass, with or without variation, a special resolution of the Securityholders (the “Arrangement Resolution”), the full text of which is set forth in Appendix C to the accompanying Information Circular, approving an arrangement (the “Arrangement”) involving Forbes, 0813361 B.C. Ltd. (“Newco”) and the Securityholders under Section 192 of the CBCA, all as more particularly set forth and described in the accompanying Information Circular; and

4.	To transact such other business as may properly come before the Meeting.

     Only holders of Common Shares are entitled to vote on the Stated Capital Resolution and the Change of Name Resolution. Holders of Common Shares, Options and Warrants are entitled to vote upon the Arrangement Resolution.

     The accompanying Information Circular provides additional information relating to the matters to be addressed at the Meeting and is deemed to form part of this Notice.

     The record date for determination of Securityholders entitled to receive notice of, and to vote at, the Meeting is January 14, 2008 (the “Record Date”). Only Shareholders whose names have been entered in the register of Shareholders, or is a holder of Options or Warrants, as the case may be, at the close of business on the Record Date will be entitled to receive notice of, and to vote at, the Meeting, provided that, to the extent a Shareholder transfers the ownership of any Common Shares after such date and the transferee of those Common Shares establishes that he owns the Common Shares and demands, not later than ten days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting. Holders of Options and Warrants as at the Record Date will only be entitled to vote at the Meeting in respect of such Options and Warrants to the extent that such Options and Warrants remain outstanding at the time of the Meeting and have not been exercised, expired or otherwise terminated prior thereto.

     If you are a registered Shareholder of Forbes and are unable to attend the Meeting in person, please complete, date and execute the accompanying form of white proxy. If you are a holder of an option to purchase common shares of Forbes and are unable to attend the Meeting in person, please complete, date and execute the accompanying form of blue proxy. If you are a holder of a warrant to purchase common shares of Forbes and are unable to attend the Meeting in person, please complete, date and execute the accompanying form of yellow proxy.

     All proxies are to be deposited with Computershare Investor Services Inc., 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario M5J 2Y1 by mail, telefax or by hand (fax:1-866-249-7775), not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting. Registered Shareholders can also vote their Common Shares by phone or over the Internet in accordance with the instructions on the white form of proxy. The Chairman of the Meeting has the discretion to accept proxies on the day of the Meeting.

     If you are a non-registered Shareholder of Forbes and received these materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan, or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your securities on your behalf (each an “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia, this 14th day of January, 2008.

THE BOARD OF DIRECTORS OF FORBES MEDI-TECH INC.
AND
BY ORDER OF THE SUPREME COURT OF BRITISH COLUMBIA

Per: “Charles A. Butt”
President and Chief Executive Officer

Action No. S080282

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS
CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
FORBES MEDI-TECH INC. AND 0813361 B.C. LTD.

NOTICE OF PETITION (ARRANGEMENT)

     NOTICE IS HEREBY GIVEN that a petition (the “Petition”) has been filed with the Supreme Court of British Columbia (the “Court”), on behalf of Forbes Medi-Tech Inc. (“Forbes”) and 0813361 B.C. Ltd. (“Newco”) with respect to a proposed arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”), involving Forbes, its holders of its common shares (“Common Shares”), its options (“Options”) to purchase Common Shares issued under the 2007 Stock Option Plan of Forbes and its warrants (“Warrants”) to purchase Common Shares (collectively, the “Securityholders”) and Newco, which Arrangement is described in greater detail in the Information Circular of Forbes dated January 14, 2008, accompanying this Notice of Petition. At the hearing of the Petition, Forbes intends to seek:

(a)	a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected;

(b)	an order approving the Arrangement pursuant to the provisions of Section 192 of the CBCA; and

(c)	such other and further orders, declarations and directions as the Court may deem just.

     AND NOTICE IS FURTHER GIVEN that the said Petition is directed to be heard before the Court at 800 Smithe Street, Vancouver, British Columbia, Canada on February 15, 2008 at 2:00 p.m. (Vancouver time) or as soon thereafter as counsel may be heard. Any Securityholder or other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose provided such Securityholder or other interested party files with the Court and serves upon Forbes, on or before 4:00 p.m. on February 12, 2008 a Notice of Intention to Appear setting out such Securityholder’s or interested party’s address for service and indicating whether such Securityholder or interested party intends to support or oppose the Petition or make submissions, together with any evidence or materials which are to be presented to the Court. Service on Forbes is to be effected by delivery to its solicitors at the address set forth below.

     AND NOTICE IS FURTHER GIVEN that, at the hearing and subject to the foregoing, Securityholders and any other interested persons will be entitled to make representations as to, and the Court will be requested to consider, the fairness of the Arrangement. If you do not attend, either in person or by counsel, at that time, the Court may approve or refuse to approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court may deem fit, without any further notice.

     AND NOTICE IS FURTHER GIVEN that the final order approving the Arrangement will, if made, serve as the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, with respect to the distribution of securities of Newco pursuant to the Arrangement.

     AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Securityholder or other interested party requesting the same by the undermentioned solicitors for Forbes upon written request delivered to such solicitors as follows:

Farris, Vaughan, Wills & Murphy LLP
25th Floor, 700 West Georgia Street
Vancouver, British Columbia V7Y 1B3

Attention: Mitchell H. Gropper, Q.C.

DATED at the City of Vancouver, in the Province of British Columbia, this 14th day of January, 2008.

BY ORDER OF THE BOARD OF DIRECTORS OF
FORBES MEDI-TECH INC.

Per: “Charles A. Butt”
President and Chief Executive Officer

FORBES MEDI-TECH INC.

INFORMATION CIRCULAR (DATED JANUARY 14, 2008)

Special Meeting of Securityholders to be held on Thursday, February 14, 2008.

INTRODUCTION

     This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Forbes Medi-Tech Inc. (“Forbes”) for use at the special general meeting of the holders (the “Shareholders”) of common shares (“Common Shares”), the holders (the “Optionholders”) of options (“Options”) to purchase Common Shares issued under the 2007 Stock Option Plan of Forbes, and the holders (the “Warrantholders”) of warrants (“Warrants”) (collectively the “Securityholders”) of Forbes to be held on Thursday, February 14, 2008, or any adjournment thereof, (the “Meeting”). This Information Circular contains all of the authorized information and representations in connection with the proposed arrangement (the “Arrangement”) under Section 192 of the Canadian Business Corporations Act (the “CBCA”) and other matters to be considered at the Meeting. Any information or representations made by any source other than this Information Circular must not be relied upon as being authorized.

     This Information Circular does not constitute an offer to sell securities, a solicitation of an offer to purchase securities, or the solicitation of an offer to sell securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any Person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Information contained in this Information Circular is current to the date of this Information Circular.

     The Meeting has been called for the purposes of considering and, if thought fit, approving a reduction in the stated capital of Forbes (the “Stated Capital Reduction”), a change of the name of Forbes from “Forbes Medi-Tech Inc.” to “Forbes Medi-Tech Operations Inc.” (the “Change of Name”) and the Arrangement.

     Details of the Stated Capital Reduction are set forth below under the heading “The Stated Capital Reduction”. Details of the Change of Name are set forth below under the heading “The Change of Name”. Details of the Arrangement are set forth below under the heading “The Arrangement”.

     All summaries of and references to the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Appendix D to this Information Circular. You are urged to read carefully the text of the Plan of Arrangement.

     In this Information Circular, unless otherwise specified, all dollar amounts are expressed in Canadian dollars. Information contained in this Information Circular is given as of January 11, 2008, unless otherwise specifically stated.

INFORMATION FOR UNITED STATES SECURITYHOLDERS

     The solicitation and transactions contemplated in this Information Circular are being made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws and, accordingly, this Information Circular has been prepared in accordance with disclosure requirements applicable in Canada. Securityholders in the United States should be aware that such requirements are different from those requirements in the United States applicable to registration statements under the United States Securities Act of 1933, as amended (the “1933 Act”) and to proxy statements under the United States Securities Exchange Act of 1934, as amended (the “1934 Act”). The solicitation of proxies under this Information Circular is not subject to the requirements of Section 14(a) of the 1934 Act. The pro forma financial information included in this Information Circular has been prepared in accordance with Canadian generally accepted accounting principles, which differ from United States generally accepted accounting principles in certain material respects, and is subject to Canadian auditing and auditor independence standards, and thus is not comparable in all respects to pro forma financial information of United States companies. Likewise, information concerning the operations of Forbes and Newco (as defined herein) contained herein has been prepared in accordance with Canadian standards and is not comparable in all respects to similar information for United States companies.

     The common shares (“Newco Common Shares”), options (“Newco Options”), and warrants (“Newco Warrants”) of 0813361 B.C. Ltd. (“Newco”) (collectively, the “Newco Securities”) to be issued under the Arrangement have not been and will not be registered under the 1933 Act or the securities law of any state of the United States and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) of the 1933 Act and exemptions provided under the securities laws of each state of the United States, as applicable. Any offers to resell, or resales of, Newco Securities into the United States or for the accounter benefit of U.S. person (as defined in Regulation S) received under the Arrangement by persons who, immediately prior to the Arrangement, were “affiliates” (generally, controlling persons or members of a control group) of Forbes or Newco, or who will be affiliates of Newco after the Arrangement, are subject to restrictions under the 1933 Act. See the discussion under the section heading “Issuance and Resale of Newco Common Shares, Newco Options and Newco Warrants under United States Securities Laws” for further details.

     Certain information concerning tax consequences of the Arrangement for U.S. Persons (as defined herein) is set forth under “United States Federal Income Tax Considerations”. The information set forth in this Information Circular may not, however, fully address the tax consequences to a Securityholders’ particular circumstances.

     United States Securityholders are advised to consult their tax advisors to determine the particular tax consequences to them of the Arrangement.

     The enforcement by Securityholders of civil liabilities under the United States securities laws may be affected adversely by the fact that Forbes and Newco are organized under the laws of a jurisdiction outside the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that substantially all of the assets of Forbes and Newco and such persons may be located outside the United States.

     THE NEWCO SECURITIES TO BE DISTRIBUTED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

SUMMARY OF THE INFORMATION CIRCULAR

     The following is a summary of certain information contained elsewhere in the Information Circular, including the Appendices hereto and any documents incorporated by reference herein, and should be read together with the more detailed information and financial data and statements contained or referred to elsewhere in the Information Circular, the Appendices hereto, and any documents incorporated by reference herein.

The Meeting

     The Meeting will be held in the Northeast Board Room at the offices of Farris, Vaughan, Wills & Murphy LLP, 25th floor, 700 West Georgia Street, Vancouver, British Columbia, on Thursday, February 14, 2008. The Meeting will be held at 8:00 a.m. (Vancouver time) for the purpose of considering and, if thought fit, passing, with or without variation, the Stated Capital Resolution, the Change of Name Resolution and the Arrangement Resolution. See “The Stated Capital Reduction”, “The Change of Name” and “The Arrangement”.

     For a schematic diagram of the Arrangement steps, see “Charts of Organizational Steps”.

Matters to be Considered at the Meeting

The Stated Capital Reduction

     As of September 30, 2007, Forbes had a deficit of $98,460,000 and realizable assets with a value of approximately $15,936,000. In order to undertake the Arrangement, the Board of Directors proposes to reduce the stated capital of the Common Shares by $98,460,000 so that, on the date of the Meeting, the realizable value of the assets of Forbes is greater than the aggregate of its liabilities and stated capital (as amended).

The Change of Name

     If the Arrangement is approved by Securityholders at the Meeting any by the Supreme Court of British Columbia, Forbes will become a wholly owned subsidiary of Newco, and Securityholders will hold securities of Newco. It is desirable that Securityholders continue to hold their securities in a entity that has the same name as the entity in which they now hold their securities, and that Forbes continue to be recognized in the business and financial markets by the same name. In order to effect the change of name of Newco to Forbes Medi-Tech Inc., Forbes must first change its name to “Forbes Medi-Tech Operations Inc.”

The Arrangement

Pursuant to the Arrangement:

• Each Shareholder of Forbes will exchange the common shares of Forbes for common shares of Newco on the basis of one common share of Newco for between two and six common shares of Forbes. The exchange ratio will be determined by the Board of Directors of Forbes and announced by Forbes in a news release before the Arrangement is effective.

• Each holder of an Option or Warrant will exchange the Option or Warrant for options or warrants to purchase a number of common shares of Newco equal to exchange ratio by which the number of common shares of Newco are to be exchange for the common shares of Forbes and at an exercise price that is a multiple of the existing exercise price equal to the number of common shares of Forbes that are exchanged for one common share of Newco.

     As a result of the Arrangement, Securityholders will hold common shares, options and warrants of Newco and Forbes will become a wholly owned subsidiary of Newco.

Background

     The Common Shares are currently quoted on NASDAQ and the TSX. In order for the Common Shares to continue to be quoted on the NASDAQ, among other things, the Common Shares must have a minimum bid price of at least US$1.00 per share. The Common Share price does not currently meet the NASDAQ minimum US$1.00 bid price requirement. Forbes has received a notice from NASDAQ which provide, in effect, that the Forbes common shares will be de-listed from the NASDAQ on January 18, 2008 unless Forbes cannot demonstrate that its common shares can meet the NASDAQ minimum US$1.00 bid price requirement.

     If Forbes is unable to come into compliance with the NASDAQ requirements, the Common Shares may be transferred to the OTC Bulletin Board or to “pink sheets” maintained by the National Quotation Bureau. Such alternatives are generally considered to be less efficient markets and not as broad as the NASDAQ. The Board of Directors has considered the potential adverse effects to Forbes of a delisting from the NASDAQ and has determined that the Arrangement is the best way of maintaining compliance with NASDAQ’s minimum bid price listing standard.

     The Arrangement will result in a corporate structure consisting of a publicly listed holding company and direct and indirect operating subsidiaries. This structure is not uncommon for publicly listed companies. Management of Forbes believes that, in addition to achieving NASDAQ minimum bid-price listing standards, this structure will provide greater flexibility and enable Forbes to accommodate and capitalize on certain financing opportunities that may arise in the future. Newco is governed by the Business Corporations Act (British Columbia) (the “BCBCA”), rather than the CBCA under which Forbes is currently governed.

Effect of the Arrangement Upon Securityholders

     If the Arrangement Resolution is approved, all of the issued and outstanding Common Shares, Options and Warrants of Forbes will be exchanged for Newco Common Shares, Newco Options and Newco Warrants. The Arrangement will affect all of the Securityholders uniformly and will not affect any Shareholder’s percentage ownership interests in Forbes or proportionate voting power or the percentage of the number of common shares of Newco that can be acquired upon the exercise of an Option or a Warrant.

     In addition to the foregoing, as a result of the Arrangement, Securityholders will own corresponding securities in a company governed by the BCBCA, rather than a corporation governed by the CBCA. See “Comparison of the BCBCA and CBCA” for a summary of the comparison of the BCBCA and the CBCA.

     Shareholders should recognize that if the Arrangement is effected they will own fewer Newco Common Shares than Common Shares they presently own. The possibility exists that liquidity in the market for Newco Common Shares could be adversely affected by the reduced number of shares that would be outstanding after the Arrangement. In addition, the Arrangement will increase the number of Shareholders who own odd lots (less than 100 shares). Shareholders who hold odd lots typically will experience an increase in the cost of selling their Newco Common Shares as well as possible greater difficulty in effecting such sales. Consequently, the Arrangement may not achieve the desired results that have been outlined above.

Procedure for the Arrangement to Become Effective

Securityholder Approval

     Each of the Stated Capital Resolution and the Change of Name Resolution is required, under the CBCA, to be approved by a special resolution. A special resolution requires the approval of not less than two-thirds of the votes cast by the Shareholders who vote in respect of that resolution

     An order of the Supreme Court of British Columbia dated January 14, 2008 (the “Interim Order”) provides that the “Arrangement Resolution” is required to be approved by at least 66-2/3% of the aggregate votes cast by the Securityholders, voting together as a single class, and by 66 2/3 % of the votes cast by Shareholders, in each case present in person or by proxy at the Meeting. Each Shareholder is entitled to one vote for each Common

Share held and each Optionholder and Warrantholder is entitled to one vote for each Common Share such holder would be entitled to receive upon the valid exercise of such holder’s Options or Warrants, as applicable whether or not the Options and Warrants are exercisable at the date of the Meeting.

     Notwithstanding the foregoing, each of the Stated Capital Resolution, the Change of Name Resolution and the Arrangement Resolution authorizes the Board of Directors, without further notice to or approval of the Securityholders, to decide not to proceed with the Stated Capital Reduction, the Change of Name or the Arrangement or to revoke such Stated Capital Resolution, Change of Name Resolution or Arrangement Resolution, or in the case of the Arrangement Resolution, subject to the terms of the Arrangement, to amend the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA.

     See Appendices A, B and C to this Information Circular for the full texts of each of the Stated Capital Resolution, the Change of Name Resolution and the Arrangement Resolution, respectively.

Court Approval

     The CBCA provides that the Arrangement requires Court approval. On January 14, 2008, Forbes obtained the Interim Order providing for the calling and holding of the Meeting in respect of the Arrangement and other procedural matters. The Interim Order provides that Forbes may apply to the Court for approval of a final order approving the Arrangement on February 15, 2008. The Interim Order is attached at Appendix E to this Information Circular.

     Subject to receipt of approval of the Arrangement Resolution at the Meeting in the manner required by the Interim Order, Forbes will make an application to the Court for the Final Order regarding the Arrangement on February 15, 2008. See “The Arrangement – Procedure for the Arrangement to Become Effective”.

About Newco

     Newco was incorporated by Certificate of Incorporation issued pursuant to the provisions of the Business Corporations Act (British Columbia) on January 10, 2008. Newco has not carried on any active business since incorporation. As of the date hereof, the sole shareholder of Newco is Forbes. See “About Newco”.

Recommendation of the Board of Directors

     The Board of Directors has determined that: (i) the Stated Capital Reduction is in the best interests of Forbes; (ii) the Change of Name Resolution is in the best interests of Forbes, and (iii) the Arrangement is in the best interests of Forbes and is fair to the Securityholders, and, as such, has authorized the submission of the Stated Capital Reduction, the Change of Name and the Arrangement to the Securityholders for approval and, in the case of the Arrangement, to the Court for the Final Order. The Board of Directors unanimously recommends that Shareholders vote for the Stated Capital Reduction, the Change of Name and the Arrangement.

Timing

     If the Meeting is held as scheduled and not adjourned and the other necessary conditions of the Arrangement are satisfied or waived, Forbes will apply to the Court for the Final Order approving the Arrangement. If the Final Order respecting the Arrangement is obtained on February 15, 2008, in form and substance satisfactory to Forbes, Forbes expects the effective date of the Arrangement to be February 18, 2008. On that date, Forbes will change its name to “Forbes Medi-Tech Operations Inc.” and Newco will change its name to “Forbes Medi-Tech Inc.”.

Canadian Federal Income Tax Considerations

     The Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to residents and non-residents of Canada and which relate to the Arrangement. Securityholders should carefully read the information under “Canadian Federal Income Tax Considerations”.

Canadian Resident Shareholders

     Pursuant to the Arrangement, a Shareholder will be deemed to have disposed of the Shareholder’s Common Shares for aggregate proceeds of disposition equal to the aggregate cost to the holder of such Common Shares. A Shareholder will therefore not realize a capital gain (or capital loss) on the exchange of Common Shares for Newco Common Shares unless such Shareholder claims any portion of the capital gain (or capital loss) attributable to such transfer in their tax return for the year in which such disposition took place. A Shareholder will be deemed to have acquired the Newco Common Shares at a cost equal to the adjusted cost base of Common Shares disposed of in exchange for the Newco Common Shares.

Shareholders Not Resident in Canada

     In general, a non-resident Shareholder will not be subject to taxation in Canada under the Income Tax Act (Canada) (the “Tax Act”) in respect of any capital gain that is realized on the disposition of Common Shares pursuant to the Arrangement unless the non-resident Shareholder’s Common Shares are “taxable Canadian property” and the non-resident Shareholder is not afforded any relief under an applicable tax treaty. Generally, a Common Share will not be taxable Canadian property of a non-resident Shareholder unless it was acquired in exchange for other taxable Canadian property or if, at any time during the five-year period immediately preceding the disposition of the Common Shares, 25% or more of the issued shares of any class or series of Forbes, or any interest therein, belonged to the non-resident Shareholder, to persons with whom the non-resident Shareholder did not deal at arm’s length, or any combination thereof. If a Common Share is taxable Canadian property to a Shareholder, any Newco Common Share received by such Shareholder in exchange for such Common Share, will be deemed to be taxable Canadian property to the Shareholder.

United States Federal Income Tax Considerations

     The Information Circular contains a summary of the principal United States federal income tax considerations relevant to a U.S. Holder (as defined) and which relate to the Arrangement. Securityholders should carefully read the information under “United States Federal Income Tax Considerations”.

Distribution of Common Share Certificates

     It is currently anticipated that the Newco Common Shares will commence trading on or about February 22, 2008 in substitution for the Forbes Common Shares. Promptly following the effective date of the Arrangement, Forbes will mail a letter of transmittal to registered Shareholders of record on January 14, 2008, providing such Shareholders with an opportunity to exchange their Forbes share certificates for certificates representing the Newco Common Shares to be issued under the Arrangement. Forbes intends to confirm or, if necessary, advise of any changes to, the foregoing dates by way of press release following approval of the Arrangement.

Dissent Rights

     Pursuant to the Interim Order, registered Shareholders have the right to dissent from the Arrangement Resolution, and be paid the fair value of their Common Shares, in the manner provided in Section 190 of the CBCA, as modified by the Interim Order and the Arrangement. Section 190 of the CBCA is reprinted in its entirety as Appendix I to this Information Circular. Any Shareholder wishing to exercise a dissent right seek legal advice as the failure to comply strictly with the provisions of the Interim Order, the CBCA (as modified by the Interim Order), and the Arrangement may result in the loss or unavailability of the dissent right.

Stock Exchange Listings

     The Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “FMI”. The Common Shares are quoted on the Nasdaq Stock Market (“NASDAQ”) under the symbol “FMTI”. The closing price of the Common Shares on the TSX was $0.45 per Common Share on December 19, 2007 (the last trading day prior to the date of announcement of the Arrangement) and $0.22 per Common Share on January 11, 2008. The closing price of the Common Shares on NASDAQ was US$0.46 per Common Share on December 19, 2007 (the last trading day prior to the date of announcement of the Arrangement) and US$0.21 per Common Share on January 11, 2008.

Selected Pro Forma Information Relating to Newco

     For pro forma information relating to Newco after giving effect to Reduction of Capital see “Appendix F -Consolidated Statement of Shareholders Equity of 0813361 B.C. Ltd.”

CHARTS OF ORGANIZATIONAL STEPS

     Current Structure (Prior to Arrangement)

Upon Completion of the Arrangement

FORWARD-LOOKING STATEMENTS AND INFORMATION

     This Information Circular may contain forward-looking statements and information concerning anticipated developments in Forbes’ business, and other information in future periods. Forward-looking statements and information are frequently, but not always, identified by words such as “believe”, “expects”, “anticipates”, “estimates”, “intends”, “can”, “ensure”, “proposed”, “shall”, “in the event of”, and similar expressions or variations thereon, or statements that events, conditions or results “will”, “may”, “could”, “would” or “should” occur or be achieved. Forward-looking statements and information are statements and information about the future and are inherently uncertain, and actual achievements of Forbes and other results and occurrences may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors as more particularly set out in Forbes’ Annual Report on Form 20-F dated April 2, 2007, which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements and information are based on the beliefs, opinions and expectations of Forbes’ management at the time they are made, and Forbes does not assume any obligation to update its forward-looking statements and information if those beliefs, opinions or expectations or other circumstances should change.

SOLICITATION OF PROXIES AND VOTING AT THE MEETING

Solicitation of Proxies

     This Information Circular accompanies the Notice of Special General Meeting of Securityholders of Forbes Medi-Tech Inc. and is furnished in connection with a solicitation of proxies for use at the Meeting. The enclosed forms of proxy are being solicited by management of Forbes. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally, by telephone or other electronic means by officers and regular employees of Forbes (for no additional compensation). All costs incurred in connection with the preparation and mailing of this Information Circular and the accompanying forms of proxy, as well as the costs of solicitation of proxies will be borne by Forbes. Under the Interim Order, Forbes has also been authorized to solicit proxies behalf of management in favour of the Arrangement Resolution through such agents or representatives as it may retain for that purpose, and by mail, telephone or such other forms of personal or electronic communication as it may determine. Forbes has retained Kingsdale Shareholder Services Inc. (“Kingsdale”) to solicit proxies from Securityholders. Kingsdale will be paid a proxy solicitation program management fee of $35,000 and an information agent services fee of $6.00 per in-coming or out-going call. In addition, Forbes has agreed to reimburse Kingsdale for disbursements and GST where applicable, and Forbes has agreed to indemnify Kingsdale in certain circumstances.

Appointment of Proxyholders

     The individuals named in the accompanying forms of proxy (i.e., the Management proxy) are the President and Chief Executive Officer and the Chief Financial Officer, respectively, of Forbes. The white form of proxy is for use by Shareholders. The blue form of proxy is for use by holders of Options. The yellow form of proxy is for use by holders of Warrants.

     If you are a registered Shareholder, Optionholder or Warrantholder, you can vote your Common Shares in person at the Meeting or by completing the appropriate enclosed form of proxy (white for Shareholders, blue for Optionholders and yellow for Warrantholders). If you are an individual and wish to vote in person at the Meeting, do not complete or return the form of proxy. Your vote will be taken and counted at the Meeting. Please register with Computershare when you arrive at the Meeting. If you do not wish to attend the Meeting or do not wish to vote in person, you may cast a vote by proxy by properly completing and delivering the form of proxy by one of the following three methods: (i) mail; (ii) telephone (registered Shareholders only); or (iii) the Internet (registered Shareholders only). Instructions for using the applicable methods are contained on the form of proxy. Your Common Shares will be voted, or withheld from voting, in accordance with your instructions on your form of proxy and on any ballot that may be called at the Meeting.

     Shareholders, both registered and unregistered, Optionholders and Warrantholders wishing to appoint some other person (who need not be a Securityholder) to represent them at the Meeting have the right to do so, either by striking out the management nominee names and inserting such person’s name in the blank space provided in the applicable form of proxy or by completing another form of proxy.

     A Proxy will not be valid unless the completed form of proxy is received by Forbes at the offices of Forbes’ registrar and transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario M5J 2Y1 (fax:1-866-249-7775), not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting. The Chairman of the Meeting has the discretion to accept proxies on the day of the Meeting.

     Most beneficial owners of Forbes’ common shares are NOT listed on the Forbes’ registers of Securityholders. Beneficial owners will not be listed if they hold their shares through an intermediary, such as a brokerage firm, bank, trust company, RRSP, RRIF, or other firm, financial institution or company. In this discussion, such owners are referred to as “you” or as a “Beneficial Owner”, and the firm, financial institution or company through which you hold your securities are referred to as “Intermediaries”. This discussion does not apply to owners of shares of Forbes who hold their shares directly instead of through an Intermediary and who are therefore listed directly on Forbes’ registers of Securityholders.

     Forbes can only recognize votes and take instructions from Shareholders who are listed on its registers of Shareholders. Therefore, in order to vote at the Meeting, you will either need to instruct your Intermediary on how to vote your shares, or instruct the Intermediary to authorize you or someone you appoint to attend and vote at the Meeting. To do so, you will need to complete a form of proxy sent to you by or on behalf of your Intermediary, sign it and return it to your Intermediary or to another party directed by your Intermediary. If you want to attend and vote at the Meeting yourself, then you will need to strike out the names of the management nominees just before the blank space on the form of proxy, and insert your own name in the blank space. You can also appoint someone else to attend the Meeting and vote on your behalf by inserting that person’s name in the blank space instead of your own on the form of proxy.

     Forbes will be providing Meeting materials to the Intermediaries listed on its register of Shareholders (or listed by the depository or other agent used by the Intermediary). Unless you have waived the requirement to do so, the Intermediaries are required to forward these Meeting materials to you. In addition to the form of proxy, the Meeting materials will include this Information Circular.

     Again, if you wish to give voting instructions to your Intermediary to vote on your behalf at the Meeting or if you wish to attend the Meeting and vote in person or have someone else attend and vote on your behalf, you must complete the form of proxy and return it in accordance with the instructions and time limits provided. This will enable your Intermediary either to vote your securities as you have directed, or to give formal notice to Forbes that you or someone you have appointed has the authority to attend and vote at the Meeting.

Revocability of Proxies

     A Securityholder who has given a Proxy may revoke it at any time before it is exercised by an instrument in writing (a) executed by the Securityholder or by his attorney authorized in writing, or, where the Securityholder is a corporation, by a duly authorized officer or attorney of the corporation; and (b) delivered or faxed to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario M5J 2Y1 (fax:1-866-249-7775), or to the registered office of the Company at 200 – 750 West Pender Street, Vancouver, BC V6C 2T8 (fax: (604) 689-7641), at any time up to and including the last business day preceding the day of the Meeting, or to the Chairman of the Meeting on the day of the Meeting before any vote in respect of which the Proxy is to be used shall have been taken, or in any other manner provided by law. Attendance at the Meeting and participation in a poll by a Securityholder will automatically revoke the Proxy.

Voting of Proxies and Exercise of Discretion

     If the instructions as to voting indicated in a Proxy are certain, the securities represented by the Proxy will be voted on any poll where a choice with respect to any matter to be acted upon has been specified in the proxy, in accordance with the specifications so made. If a choice is not so specified, it is intended that the person designated by management in the accompanying forms of proxy will vote the securities represented by the proxy in favour of each matter identified on the form of proxy.

     The forms of proxy accompanying this Information Circular confer discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting. As of the date of this Information Circular, management of Forbes knows of no such amendment or variation of matters to come before the Meeting other than those referred to in the accompanying Notice of Meeting.

Voting Securities and Quorum

     Each Common Share entitles the holder thereof to one vote per Common Share on all ballots at the meeting. Pursuant to the Interim Order, each Option and each Warrant entitles the holder thereof to one vote per Common Share that such holder would be entitled to receive upon the valid exercise of such Option or Warrant whether or not the Options and Warrants are exercisable at the date of the Special Meeting. As of January 10, 2008, 38,412,100 Common Shares, 2,072,727 Warrants and 2,941,500 Options were issued and outstanding.

     The Options are exercisable for prices ranging from $0.53 to $1.00 per Common Share. Options to purchase a total of 2,537,895 Common Shares of Forbes are vested. The Warrants are exercisable at a price of US$2.06 per Common Share of Forbes and expire on October 26, 2010.

     Pursuant to Forbes’ bylaws the Board of Directors of Forbes have determined that the quorum for the transaction of business at the Meeting is the presence in person or represented by proxy of two Shareholders representing not less than 5% of the aggregate number of outstanding Common Shares and who are entitled to vote at the Meeting. Pursuant to the Interim Order, the quorum for the vote on the Arrangement Resolution is the presence in person or represented by proxy of two Forbes Shareholders representing not less than 5% of the aggregate number of outstanding Forbes common shares and who are entitled to attend and vote at the Special Meeting

THE STATED CAPITAL REDUCTION

     As of September 30, 2007, Forbes had a deficit of $98,460,000. The deficit is not represented by the realizable assets of Forbes. The Board of Directors therefore proposes that Shareholders approve a special resolution giving effect to a reduction of the stated capital of the Common Shares. In addition, pursuant to the CBCA, in order to undertake a plan of arrangement, the realizable value of Forbes’ assets must be greater than the aggregate of its liabilities and stated capital. The Shareholders are being asked to approve a special resolution giving effect to the reduction of stated capital of the Common Shares. This special resolution requires the approval by not less than 66 2/3% of the votes cast by the Shareholders at the Meeting. The full text of the special resolution that the Shareholders are being asked to consider is attached to this Information Circulation in Appendix A.

     As of the date hereof, there are 38,412,100 Common Shares issued and outstanding and the stated capital of such Common Shares is $101,027,000. The Board of Directors proposes that Shareholders approve a reduction of the stated capital of the Common Shares by the amount of $98,460,000 so that, on the date of the Meeting, the realizable value of the assets of Forbes is greater than the aggregate of its liabilities and stated capital (as amended) (the “Stated Capital Resolution”). After the reduction of the stated capital, Forbes’ stated capital is expected to be $2,567,000. If the proposed Stated Capital Resolution is not approved by the Shareholders, the Stated Capital Reduction will not occur and the Arrangement cannot occur.

     The Board of Directors has unanimously determined that the Stated Capital Reduction of the Common Shares is in the best interests of the Shareholders and recommends that the Shareholders vote in favour of the Stated Capital Resolution. In the absence of a contrary instruction, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote in favour of the Stated Capital Resolution.

THE CHANGE OF NAME

     Forbes has carried on business under the name “Forbes Medi-Tech Inc.” since July 8, 1992. It is the name by which Forbes is known in the public business and financial circles. Forbes wishes to continue to be known in the public business and financial circles by the same name.

     As Newco is a British Columbia company, it is necessary to change the name of Forbes to “Forbes Medi-Tech Operations Inc.” before the name of Newco can be changed to “Forbes Medi-Tech Inc.” If the special resolution to change the name of Forbes (the “Change of Name Resolution”) is approved at the Meeting, then Forbes will change its name to Forbes Medi-Tech Operations Inc.” and Newco will change its name to “Forbes Medi-Tech Inc.” immediately before the Arrangement becomes effective. This special resolution requires the approval by not less than 66-2/3% of the votes cast by the Shareholders at the Meeting. The full text of the special resolution that the Shareholders are being asked to consider is attached to this Information Circular in Appendix B. If the proposed Change of Name Resolution is not approved at the Meeting, the Arrangement will not occur. In addition, it is the intention of the Board of Directors not to proceed with the Change of Name if the Stated Capital Reduction and the Arrangement are not approved at the Meeting.

     The Board of Directors has unanimously determined that the Change of Name is in the best interests of the Shareholders and recommends that the Shareholders vote in favour of the Change of Name Resolution. In the absence of a contrary instruction, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote in favour of the Change of Name Resolution.

THE ARRANGEMENT

Background

     The Common Shares are currently quoted on NASDAQ and the TSX. In order for the Common Shares to continue to be quoted on the NASDAQ, Forbes must satisfy various listing maintenance standards established by NASDAQ. Among other things, the Common Shares must have a minimum bid price of at least US$1.00 per share. The Common Share price does not currently meet the NASDAQ minimum US$1.00 bid price requirement for continued inclusion on the NASDAQ. If compliance with the requirement cannot be demonstrated by January 18, 2008, Nasdaq staff will provide written notification (the “delisting notice”) that Forbes’ Common Shares will be delisted. Forbes will not be able to demonstrate such compliance by January 18, 2008 (compliance must be demonstrated for a minimum of 10 consecutive business day) and expects to receive the delisting notice shortly thereafter. Upon receipt of the delisting notice, Forbes intends to appeal staff’s determination to a Hearing Panel, on the ground that Forbes intends to implement the Arrangement forthwith upon receipt of shareholder and regulatory approvals, and that such implementation should allow the minimum US $1.00 bid price requirement to be met. Forbes’ request for a hearing will stay the delisting, pending a decision by the Hearing Panel.

     If Forbes loses its appeal or is unable to come into compliance with the NASDAQ requirements within such time as may be allowed by the Hearing Panel, the Common Shares may be transferred to the OTC Bulletin Board or to “pink sheets” maintained by the National Quotation Bureau. Such alternatives are generally considered to be less efficient markets and not as broad as the NASDAQ. The Board of Directors has considered the potential adverse effects to Forbes of a delisting from the NASDAQ and has determined that the Arrangement is the best way of maintaining compliance with NASDAQ’s minimum bid price listing standard. Accordingly, the Board of Directors recommends that Securityholders approve the Arrangement to effect the exchange of the outstanding Common Shares, Options and Warrants for equivalent Newco Securities on the basis of one common share of Newco for between two and six common shares of Forbes. The exact number of common shares of Forbes to be exchange for one common share of Newco is to be determined by the Board of Directors of Forbes before the reorganization transaction is effective, and Forbes will issue a news release announcing the ratio as determined by the Board of Directors. The Board of Directors also believes that the higher Newco Common Share price could help generate interest in Forbes among investors. Furthermore, the Board of Directors believes that maintaining a NASDAQ listing may provide Forbes with a broader market for the Newco Common Shares.

     The Arrangement will result in a corporate structure consisting of a publicly listed holding company and direct and indirect operating subsidiaries. This structure is not uncommon for publicly listed companies. Management of Forbes believes that, in addition to achieving NASDAQ minimum bid-price listing standards, this structure will provide greater flexibility and enable Forbes to accommodate and capitalize on certain financing opportunities that may arise in the future. Newco is governed under the Business Corporations Act (British Columbia) (the “BCBCA”), rather than the CBCA under which Forbes is currently governed.

Effect of the Arrangement Upon Securityholders

     If the Arrangement Resolution is approved, all of the issued and outstanding Common Shares, Options and Warrants of Forbes will be exchanged for Newco Common Shares, Newco Options and Newco Warrants. The Arrangement will affect all of our Securityholders uniformly and will not affect any Shareholder’s percentage ownership interests in Forbes or proportionate voting power.

     The principal effect of the Arrangement will be that: (i) the aggregate number of Newco Common Shares issued and outstanding will be approximately 17,206,050 to 5,735,350, depending on the exchange ratio determined by the Board of Directors, as compared to 38,412,100 Common Shares presently issued and outstanding; and (ii) all Newco Options and Newco Warrants will enable such holders to purchase, upon exercise of thereof, two to six of the number of Newco Common Shares which such holders would have been able to purchase upon exercise of their Options and Warrants immediately preceding the Arrangement at an exercise price equal to the multiple of the exercise price specified before the Arrangement that is equal to the number of Forbes common shares that are to be exchanged for a common share of Newco, resulting in the same aggregate price being required to be paid therefor upon exercise thereof immediately preceding the Arrangement.

     In addition to the foregoing, as a result of the Arrangement, Securityholders will own corresponding securities in a company governed by the BCBCA, rather than a corporation governed by the CBCA. See “Comparison of the BCBCA and CBCA” for a summary of the comparison of the BCBCA and the CBCA.

     The Arrangement will not change the rights of the holders of the Common Shares, other than changes resulting from Shareholders owning shares in a corporation formed under the BCBCA, rather than the CBCA. See “Comparison of the BCBCA and CBCA”. Except for the differences under the BCBCA, the Newco Common Shares will have the same voting rights and rights to dividends and distributions and will be identical in all other respects to the Common Shares. Each Shareholder’s percentage ownership in Forbes will be reflected in the number of Newco Common Shares issued to such Shareholder under the Arrangement. The Newco Common Shares issued pursuant to the Arrangement will remain fully paid and non-assessable.

     Shareholders should recognize that if the Arrangement is effected they will own fewer Newco Common Shares than Common Shares they presently own. As a result of the Arrangement, Shareholders will own a number of Newco Common Shares that is between one half to one sixth the number of Common Shares they own immediately prior to Arrangement, depending upon the exact exchange ratio determined by the Board of Directors. While management of Forbes expects that the Arrangement will result in an increase in the market price of the Newco Common Shares, the Arrangement may not increase the market price of the Newco Common Shares by a multiple equal to the exchange number or result in the permanent increase in the market price (which is dependent upon many factors, including the performance of and the market’s view of the prospects for, Forbes). The market price per post-Arrangement Newco Common Share may not either exceed or remain in excess of the US$1.00 minimum bid price as required by NASDAQ, or otherwise meet the requirements of NASDAQ for continued inclusion for trading on the NASDAQ. Also, should the market price of the Newco Common Shares decline, the percentage decline as an absolute number and as a percentage of the overall market capitalization of Forbes may be greater than would pertain in the absence of the Arrangement. Furthermore, the possibility exists that liquidity in the market for Newco Common Shares could be adversely affected by the reduced number of shares that would be outstanding after the Arrangement. In addition, the Arrangement will increase the number of Shareholders who own odd lots (less than 100 shares). Shareholders who hold odd lots typically will experience an increase in the cost of selling their Newco Common Shares as well as possible greater difficulty in effecting such sales. Consequently, the Arrangement may not achieve the desired results that have been outlined above.

Details of the Arrangement

     The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement set forth in Appendix D to this Information Circular.

     On the effective date of the Arrangement, each of the events below will occur and will be deemed to occur in the following sequence without further act or formality:

(a)	Shareholders will exchange their Common Shares for Newco Common Shares on the basis of one common share of Newco for two to six common shares of Forbes. The exact number of common shares of Forbes to be exchanged for one common share of Newco is to be determined by the Board of Directors of Forbes before the Arrangement is effective;

(b)	Optionholders and Warrantholders will exchange their Options and Warrants for Newco options (“Newco Options”) and Newco warrants (“Newco Warrants”), which will enable such holders to purchase, upon exercise thereof, two to six of the number of Newco Common Shares which such holders would have been able to purchase upon exercise of their Options and Warrants immediately preceding the Arrangement at an exercise price equal to two to six times the exercise price specified before the Arrangement, resulting in the same aggregate price being required to be paid therefore upon exercise thereof immediately preceding the Arrangement. The exact number of Newco Common Shares which such holders will be able to purchase upon exercise of their Options and Warrants will be in the same ratio as the ratio of the number of Forbes Common Shares to be exchanged for a Newco Common Share as determined by the Board of Directors of Forbes in respect of the exchange of Forbes Common Shares for Newco Common Shares, and the exercise price will be the same multiple of the existing exercise price as the number of Forbes Common Shares that are to be exchanged for one Newco Common Share.

(c)	The auditors and directors of Forbes will be appointed auditors and directors of Newco until the next Annual General Meeting of the shareholders of Newco;

(d)	Forbes will surrender to Newco for cancellation the initial common share of Newco that was issued to Forbes upon incorporation of Newco;

(e)	The 2007 Stock Option Plan of Forbes, as adopted by Shareholders on May 17, 2007 (the “2007 Option Plan”) will be assumed by and become the Newco 2007 Option Plan; and

(f)	The Shareholder Rights Plan Agreement (the “Shareholder Rights Plan”) will be assumed by and become the Newco Shareholder Rights Plan, in each case with such changes, mutatis mutandis, as the context requires;

(g)	Following completion of the Arrangement, Newco will seek “reporting issuer” status in each jurisdiction in which Forbes is currently a reporting issuer.

     As of the effective date of the Arrangement, the Board of Directors of Newco will have approved the 2007 Option Plan as the Newco 2007 Option Plan and the Shareholder Rights Plan as the Newco Shareholder Rights Plan in each case with such changes, mutatis mutandis, as the context requires. The approval by the Securityholders of the Arrangement will also constitute the ratification by the securityholders of Newco of the Newco 2007 Option Plan and the Newco Shareholder Rights Plan. The 2007 Option Plan and the Shareholders Rights Plan are on SEDAR at www.sedar.com.

     Forbe’s Shareholder Rights Plan expires on February 9, 2008. If the Arrangement is approved and becomes effective, Newco intends to review the existing Shareholder Rights Plan and make amendments that conform to current Shareholder Rights Plans and adopt an amended and restated Shareholders Rights Plan, subject to approval of the TSX. Newco would then propose that its shareholders approve the amended and restated Shareholders Rights Plan at the next regularly scheduled annual general meeting of Newco to be held in 2008.

     If the Arrangement is approved by the Securityholders and the Final Order is obtained from the Court, Forbes intends to cause a copy of the Final Order and the Articles of Arrangement to be filed with the Director under the CBCA, together with such other materials as may be required by the Director, including the resolution of the Board of Directors which determines the exchange ratio.

     Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Securityholders authorizes the Board of Directors, without further notice to or approval of such Securityholders, to decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at anytime prior to the effective date of the Arrangement. See Appendix C for the text of the Arrangement Resolution.

Procedure for the Arrangement to Become Effective

Procedural Steps

     The Arrangement is proposed to be carried out pursuant to Section 192 of the CBCA. The following procedural steps must be taken for the Arrangement to become effective:

(a)	the Arrangement must be approved by the Securityholders in the manner set out in the Interim Order;

(b)	the Arrangement must be approved by the Court pursuant to a Final Order; and

(c)	the Final Order, Articles of Arrangement and related documents, in the form prescribed by the CBCA, for the Arrangement, together with the resolution of the Board of Directors determining the ratio for which Common Shares of Forbes are to be exchanged for Common Shares of Newco, must be filed with the Director under the CBCA.

Securityholder or Shareholder Approval

     Pursuant to the Interim Order for the Meeting, the Arrangement Resolution must be approved by at least 66-2/3% of the aggregate votes cast by the Securityholders, voting together as a single class, and must be approved by at least 66-2/3% of the aggregate votes cast by Shareholders, in each case in person or by proxy, at the Meeting, such that each Shareholder is entitled to one vote per Common Share held, and each Optionholder and Warrantholder is entitled to one vote per Common Share such holder would be entitled to receive upon the valid exercise of such holder’s Options and Warrants, respectively.

Court Approval

     On January 14, 2008, Forbes obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. The Interim Order is attached in Appendix E to this Information Circular.

     The CBCA provides that the Arrangement requires court approval. If the Arrangement Resolution is approved by the Securityholders at the Meeting, Forbes will make application to the Supreme Court of British Columbia (the “Court”) for the Final Order in respect of the Arrangement at Vancouver, British Columbia following the Meeting or as soon thereafter as counsel may be heard. The Notice of Petition for the Final Order in respect of the Arrangement accompanies this Information Circular. Any Securityholder or other interested party desiring to support or oppose the Petition with respect to the Arrangement may appear at the hearing in person or by counsel for that purpose, subject to filing with the Court and serving upon Forbes on or before 4:00 p.m. on February 12, 2008, a notice of intention to appear setting out their address for service and indicating whether they intend to support or oppose the Petition or make submissions, together with any evidence or materials which are to be presented to the Court. Service of such notice on Forbes is required to be effected by service upon the solicitors for Forbes, Farris, Vaughan, Wills & Murphy LLP, Suite 2500, 700 West Georgia Street, Vancouver, British Columbia, Attention: Mitchell H. Gropper, Q.C.

     Forbes has been advised by its counsel, Farris, Vaughan, Wills & Murphy LLP, that the Court has broad discretion under the CBCA when making orders with respect to the Arrangement, and that the Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the Arrangement to the Securityholders, and any other interested party that the Court determines appropriate. The Court may approve the Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court may determine appropriate. Depending upon the nature of any required amendments, Forbes or Newco may determine not to proceed with the Arrangement in the event that any amendment ordered by the Court is not satisfactory to each of them, acting reasonably.

     The issue of the Newco Securities pursuant to the Arrangement are being issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act. The Court will be advised at the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, Newco Securities issued pursuant to the Arrangement will not require registration under the 1933 Act.

Recommendation of the Board of Directors

     The Board of Directors has unanimously approved the Arrangement, has determined that the Arrangement is in the best interests of Forbes and is fair to the Securityholders and has authorized the submission of the Arrangement to the Securityholders for approval and to the Court for the Final Order.

     In coming to its conclusions and recommendations, the Board of Directors considered, among other things, the following factors:

(a)	the purpose and benefits of the Arrangement, including the ability of Forbes to maintain compliance with NASDAQ’s minimum bid price listing standard, and the ability to capitalize on certain financing opportunities that may arise in the future;

(b)	the fact that the Securityholders will continue to hold the same proportionate interests in Newco;

(c)	the desirability of having a publicly traded company incorporated under the BCBCA;

(d)	that Shareholders are afforded the same rights of dissent to which they would be entitled if Forbes had proposed to continue as a company under the BCBCA; and

(e)	that the Arrangement will only become effective if, after hearing from all interested parties who choose to appear before it, the Court determines that the Arrangement is fair to the Securityholders.

     The Board of Directors unanimously recommends that the Securityholders vote FOR the Arrangement Resolution at the Meeting.

     The Board of Directors strongly urges Securityholders to consult with their own financial, tax and other advisors as to their individual circumstances, particularly in respect of the alternatives available to them relating to the exchange of their Common Shares, Options or Warrants as part of, or the exercise of any Options or Warrants prior to, the Arrangement.

ABOUT NEWCO

     Newco was incorporated by Certificate of Incorporation issued pursuant to the provisions of the BCBCA on January 10, 2008. Newco has not carried on any active business since incorporation. As of the date hereof, the sole shareholder of Newco is Forbes. Following completion of the Arrangement, the board of directors of Newco shall be identical to the Board of Directors of Forbes, consisting of Don Buxton, Charles Butt, Percy Skuy, Joe Dunne, Lily Yang and Nitin Kaushal. In addition, the management team of Newco shall be comprised of those individuals who are currently the management team of Forbes and Newco’s auditors will be Forbes’ current auditors, KPMG LLP.

     Newco’s head office and registered office is located at Suite 200 – 750 West Pender Street, Vancouver, BC, Canada, V6C 2T8.

COMPARISON OF BCBCA AND CBCA

     Management of Forbes is of the view that the CBCA provides to shareholders of Forbes substantially the same rights as are available to shareholders under the BCBCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions. The following is a summary of certain similarities and differences between the BCBCA and CBCA, but is not intended to be exhaustive.

     Newco has provided, in its Articles, that a "special majority" for a "special resolution" of the shareholders of Newco is 2/3 of the votes cast by the shareholders entitled to vote and voting in person or by proxy at a general meeting of Newco for certain fundamental changes. Accordingly, the majority of votes required by shareholders of Newco following the Effective Time for most fundamental changes by Newco will be the same under the BCBCA as it was for Forbes under the CBCA.

     The Notice of Articles and Articles of Newco have been filed as “securityholders documents” under the Forbes Medi-Tech Inc. filings on SEDAR on the Internet at www.sedar.com.

Residency Requirements for Directors

     Under the BCBCA, there are no residency requirements for directors of a company (the majority of directors are no longer required to be ordinarily resident in Canada and there is no longer a requirement that at least one director be ordinarily resident in British Columbia).

     Under the CBCA, there are residency requirements for directors of a corporation in that at least 25% of the directors of the corporation must be resident Canadians or, if the corporation has less than four directors, at least one of the directors must be a resident Canadian.

Sale of Company's Undertaking

     Under the BCBCA, a company must not sell, lease or otherwise dispose of all or substantially all of its undertaking unless it has been authorized to do so with the approval of the shareholders by a special resolution, which in the case of Newco, is a resolution passed by not less than 2/3 of the votes cast by the shareholders entitled to vote and voting in person or by proxy at a general meeting of Newco.

     Under the CBCA, a sale, lease or exchange of all or substantially all the property of the corporation requires approval of the holders of all shares of the corporation, whether or not otherwise entitled to vote, by special resolution passed by not less than 2/3 of the votes cast by the shareholders (in person or by proxy) at a shareholders' meeting. The holders of shares of a class or series of shares of the corporation are entitled to vote separately as a class or series in respect of the transaction if such class or series is affected by the transaction in a manner different from the shares of another class or series.

Fundamental Corporate Changes

     Generally, any substantive change to the Notice of Articles or the Articles of a company under the BCBCA, including:

(a)	an alteration of the restrictions, if any, on the business authorized to be carried on by a company;

(b)	a change in the number or type of shares authorized for issue;

(c)	a change in the rights and restrictions attached to a company's shares;

(d)	an amalgamation; or

(e)	continuance into another jurisdiction;

requires a special resolution which in the case of Newco, is a resolution passed by not less than 2/3 of the votes cast by the shareholders entitled to vote and voting in person or by proxy at a general meeting of Newco. Generally, changes involving the creation or alteration of share capital or changes in the rights and restrictions attached to issued shares, and any proposed amalgamation, entitle holders of shares of different classes to vote separately whether or not their shares otherwise carry the right to vote. Holders of shares of a particular series are entitled to vote separately only if the proposed change affects their shares in a manner different from shares of another series.

     The CBCA requirements with respect to such fundamental changes are similar except that under the CBCA such changes require a special resolution passed by not less than 2/3 of the votes cast by the shareholders entitled to vote and voting on the resolution authorizing the alteration. The CBCA also provides for each share to carry the right to vote in respect of certain fundamental changes whether or not the share otherwise carries the right to vote.

     Also, under both the CBCA and the BCBCA, provision is made for simplified or short forms of vertical and horizontal amalgamations where approval of the shareholders is not required for an amalgamation between a holding company and one or more of its subsidiaries or between two or more subsidiary corporations of the same holding corporation. In vertical or horizontal short form amalgamations between closely related corporations under both the CBCA and the BCBCA, shareholders do not have a right of dissent.

     The Articles of Newco provide that the Board of Directors of Newco may approve a change of name of Newco to another name, or a subdivision or consolidation of the shares of Newco. Under the CBCA, a change of name or subdivision or consolidation of shares requires shareholder approval by special resolution.

Rights of Dissent and Appraisal

     The BCBCA provides that shareholders may exercise a right of dissent in respect of certain actions being taken by a company. If a right of dissent is duly exercised, a company is required to purchase the shares held by the dissenting shareholder at the fair value of such shares. The dissent right is applicable where a company resolves to:

(a)	alter the Articles or to alter the restrictions on the powers of a company;

(b)	adopt an amalgamation agreement (other than vertical or horizontal short form amalgamations);

(c)	approve an arrangement, where the terms of the arrangement permit dissent;

(d)	sell, lease or otherwise dispose of all or substantially all of its undertaking; or

(e)	continue a company into a jurisdiction other than British Columbia.

The CBCA contains a similar dissent remedy, which is applicable, where the corporation resolves to:

(a)	amend its articles to add, change or remove restrictions on the issue, transfer or ownership of shares;

(b)	amend its articles to add, change or remove restrictions on the business that the corporation may carry on;

(c)	amalgamate with another corporation (other than vertical or horizontal short form amalgamations);

(d)	continue a corporation into a jurisdiction other than Federal;

(e)	sell, lease or exchange all or substantially all of its property; or

(f)	carry out a going-private transaction or a squeeze-out transaction.

Oppression Remedy

     Under the BCBCA a shareholder of a company has the right to apply to court on the grounds that the affairs of a company are being conducted, or the powers of the directors are being or have been exercised, in a manner oppressive one or more of the shareholders or where some act of a company has been done or is proposed that is unfairly prejudicial to one or more of the shareholders. The court is entitled to make such order as it sees fit under the circumstances including an order prohibiting a company from taking a proposed action or an order to vary or set aside any transaction or resolution.

     The CBCA provides a similar oppression remedy but it is available to a larger class of complainants. Under the CBCA, a present or former shareholder (registered or beneficial), a present or former director, a present or former officer of a corporation, any affiliate of the foregoing, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, may apply to a court for an order to rectify the matters complained of.

Shareholder Derivative Actions

     Under the BCBCA, a shareholder or director of a company may, with leave of the court, and after having made reasonable efforts to cause the board of directors to bring the action, bring an action in the name and on behalf of a company to enforce an obligation owed to a company that could be enforced by a company itself or to obtain damages for any breach of such an obligation. There is a similar right of a shareholder or director, with leave of the court, and in the name and on behalf of a company, to defend an action brought against a company.

     The CBCA contains similar provisions for derivative actions but the right to bring a derivative action is available to a broader group. In addition to shareholders and directors, the right under the CBCA extends to former shareholders, former directors, officers, former officers, any affiliate of the foregoing, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. Also, the CBCA permits a complainant to commence an action in the name of a subsidiary of the corporation.

Requisition of Meetings

     The BCBCA provides that one or more shareholders of a company holding not less than 5% of the issued voting shares of a company may give notice to the directors requiring them to call and hold a general meeting.

The CBCA also provides this right.

Shareholder Proposals

     Both the BCBCA and the CBCA provide for shareholder proposals, which are a written notice setting out a matter that a submitter wishes to have considered at the next annual general meeting of a company. Under both the BCBCA and the CBCA, the shareholder proposal must be signed by the holders of at least 1% of the issued shares of a company that carry the right to vote at general meetings.

Form of Proxy and Information Circular

     Formerly, a Company Act (British Columbia) required a public company to provide, with notice of a general meeting, a form of proxy for use by every member entitled to vote at such meeting, as well as an information circular containing prescribed information regarding the matter to be dealt with at and conduct of the general meeting. The BCBCA repealed all of the form of proxy, information circular and proxy solicitation requirements for public companies, thus leaving these requirements to the Securities Act (British Columbia) and other applicable securities legislation.

     The CBCA continues to include provisions which require the mandatory solicitation of proxies and delivery of a management proxy circular.

Financial Assistance

     Formerly, the Company Act (British Columbia) prohibited a company from providing financial assistance (whether by way of loan, guarantee, the provision of security, or otherwise) to any person for any purpose if at the time of the giving of the financial assistance a company is insolvent or, in the case of a loan, the giving of the loan would render a company insolvent. The BCBCA repealed the prohibitions against giving financial assistance and specifically provides that a company may give financial assistance to any person for any purpose by means of a loan, a guarantee, the provision of security, or otherwise. There is no longer any solvency requirement. While financial assistance is expressly permitted under the BCBCA, a company now also has the obligation to disclose, in the records office, material financial assistance where it is given to certain persons (involved in a company) or where it is for the purchase of shares.

The CBCA contains no restrictions on giving financial assistance.

Place of Meetings

     The BCBCA requires that every general meeting of shareholders of a company must be held in British Columbia or may be held at a location outside of British Columbia if:

(a)	the Articles of a company are altered to provide for meetings outside of British Columbia;

(b)	the Articles of a company do not restrict a company from approving of a location outside British Columbia and the location is approved by an ordinary resolution of the directors; or

(c)	the location is approved by the Registrar of Companies before the meeting is held.

     The Articles of Newco provide that Newco may hold shareholder meetings at any place in North America as determined by its board of directors in respect of such meeting.

     The CBCA provides that meetings of shareholders shall be held at the place within Canada provided in the bylaws or, in the absence of such provision, at the place in Canada that the directors determine. Notwithstanding this, a shareholders' meeting may be held outside Canada if all the shareholders entitled to vote at that meeting so agree. The CBCA further contains the option for a corporation to amend its bylaws to provide for general meetings to be held by telephonic, electronic or other means.

Directors

The BCBCA provides that a public company must have a minimum of three directors.

     The CBCA requires a corporation whose securities have been part of a distribution to the public and remain outstanding (the equivalent of a public company under the BCBCA), and are held by more than one person, to have at least three directors, at least two of whom are not officers or employees of the corporation or its affiliates.

     The BCBCA does not expressly limit the length of the term for which a director may be elected but provides that directors shall be elected or appointed in accordance with the Articles of a company. Under the CBCA, directors cannot be elected for a term greater than three years, but staggered terms are permitted. A director who is not elected for an expressly stated term will cease to hold office at the close of the first annual meeting of shareholders following his or her election.

     Under the BCBCA, a director may be removed before the expiration of its term by special resolution, which in the case of Newco, is a resolution passed by not less than 2/3 of the votes cast by the shareholders entitled to vote and voting in person or by proxy at a general meeting of Newco. Under the CBCA, a director can be removed by an ordinary resolution of the shareholders passed by a majority of the votes cast.

TIMING

     If the Meeting is held as scheduled and not adjourned and the Arrangement Resolution is passed, Forbes will apply to the Court for the Final Order approving the Arrangement. If the Final Order is obtained by February 15, 2008 in form and substance satisfactory to Forbes and Newco, Forbes expects the effective date of the Arrangement will be February 18, 2008. It is not possible, however, to specify when the effective date of the Arrangement will occur.

     The Arrangement will become effective upon the filing with, and acceptance by, the Director, Industry Canada, of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Director in respect of such Arrangement and the resolution of the Board of Directors determining the ratio for which Common Shares of Forbes are to be exchanged for Common Shares of Newco.

     Before the Arrangement becomes effective, Forbes will issue a news release stating the ratio, determined by the Board of Directors, for the exchange of Common Shares of Forbes for Common Shares of Newco.

     It is the objective of Forbes to have the effective date of the Arrangement occur by February 18, 2008. The effective date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order. As soon as the effective date of the Arrangement is determined, Newco will issue a press release confirming the same.

EXPENSES OF THE REORGANIZATION

     The estimated costs to be paid by Forbes relating to the Meeting and the Arrangement including, without limitation, listing fees associated with the Newco Common Shares to be issued as part of the Arrangement, proxy solicitation, accounting and legal fees of Forbes and Newco, the preparation and printing of this Information Circulars and other out-of-pocket costs associated with the Meeting are estimated to be approximately $80,000.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a fair and adequate summary of the material Canadian federal income tax considerations of the Arrangement to Shareholders, Optionholders and Warrantholders who are individuals or corporations, who deal at arm’s length with Forbes and who hold their Common Shares, Options and Warrants as capital property, all within the meaning of the Tax Act. Common Shares, Options and Warrants will generally be considered to be capital property to a holder thereof provided that such holder does not hold any such Common Shares, Options or Warrants in the course of carrying on a business of buying and selling securities and has not acquired such Common Shares, Options or Warrants in a transaction considered to be an adventure in the nature of trade. Certain Shareholders who are resident in Canada and who might not otherwise be considered to hold such Common Shares as capital property may be entitled to have them treated as capital property by making the irrevocable election outlined in subsection 39(4).

     This summary is not applicable to a Shareholder, Optionholder or Warrantholder: (i) that is a “financial institution” as defined in the Tax Act for purposes of the mark to market rules; (ii) in which would be a tax shelter investment as defined in the Tax Act; (iii) that is a “specified financial institution” as defined in the Tax Act; or (iv) that is a non-resident insurer carrying on an insurance business in Canada and elsewhere. Any such Shareholder, Optionholder or Warrantholder should consult their own tax advisors with respect to the income tax consequences of the transactions contemplated by the Arrangement.

     This summary is based on the provisions of the Tax Act and the Canada-US Income Tax Convention (the “Treaty”) in force as of the date hereof, all specific proposals to amend the Tax Act and the regulations thereunder that have been publicly announced prior to the date hereof (the “Proposed Amendments”), and the published administrative and assessing practices of the Canada Revenue Agency. This summary is not exhaustive of all possible Canadian federal income tax considerations and except for the Proposed Amendments, does not otherwise take into account or anticipate any change in law, whether by judicial, governmental or legislative action, nor does it take into account provincial or territorial laws of Canada or the tax laws of any foreign country, which may differ significantly from those discussed herein.

     This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder, Optionholder or Warrantholder. Accordingly, Shareholders, Optionholders and Warrantholders should consult their own tax advisors with respect to their particular circumstances.

Residents of Canada

     The following portion of the summary is applicable only to Shareholders, Optionholders and Warrantholders who are, or are deemed to be, residents of Canada for the purposes of the Tax Act.

     Shareholders

     Shareholders will generally not realize either a capital gain (or capital loss) as a result of the exchange of Common Shares for Newco Common Shares as outlined in the Arrangement, provided that: (i) such Shareholder does not include any portion of the capital gain (or capital loss) otherwise determined from such exchange in computing the Shareholder’s income from the disposition of the Common Shares; and (ii) immediately after the exchange, the Shareholder, persons with whom the Shareholder does not deal at arm’s length, or the Shareholder together with such persons, does not control Newco or beneficially own shares of Newco having a fair market value of more than 50% of the fair market value of all of the outstanding shares of Newco. Provided these conditions are met, the cost of a Shareholder’s Newco Common Shares will be equal to the adjusted cost base of the Common Shares exchanged by the Shareholder immediately before the exchange.

     A Shareholder may elect to recognize a capital gain (or capital loss) on the exchange of the Shareholder’s Common Shares for Newco Common Shares under the Arrangement. If the Shareholder elects to recognize a capital gain or capital loss) on the exchange, the Shareholder will be considered to have disposed of the Common Shares on the exchange for proceeds of disposition equal to the fair market value of the Newco Common Shares received on the exchange. The amount of the capital gain (or capital loss) will equal the amount by which the Shareholder’s proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Shares disposed of by the Shareholder on the exchange immediately before the exchange. A Shareholder that chooses to recognize a capital gain (or capital loss) will acquire the Newco Common Shares at a cost equal to the fair market value of the Common Shares disposed of in exchange therefor.

     Under the Tax Act, one-half of a capital gain realized by a Shareholder from Common Shares disposed of on the exchange will be included in computing the Shareholder’s income as a taxable capital gain. One-half of any capital loss realized by a Shareholder on the exchange may be deducted by the Shareholder as an allowable capital loss only against taxable capital gains in computing income in accordance with the provisions of the Tax Act. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and in the circumstances provided in the Tax Act. Notwithstanding the foregoing, 80% of any capital gain will be included in computing an individual Shareholder’s “adjusted taxable income” for purposes of determining liability, if any, for alternative minimum tax.

Shareholders should consult their own tax advisors with respect to the potential application of the alternative minimum tax.

     A “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional 6-2/3% refundable tax on certain investment income, including taxable capital gains.

     Optionholders and Warrantholders

     An Optionholder who receives Newco Options as part of the Arrangement will be considered to have received proceeds of disposition equal to the fair market value of the Newco Options and will generally realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition exceed (or are less than) the aggregate of an Optionholder’s adjusted cost base of its Options and any reasonable costs of disposition. An Optionholder will have a cost in respect of the Newco Options equal to the fair market value of the Options disposed of in exchange therefor.

     A Warrantholder who receives Newco Warrants as part of the Arrangement will be considered to have received proceeds of disposition equal to the fair market value of the Newco Warrants and will generally realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition exceed (or are less than) the aggregate of a Warrantholder’s adjusted cost base of its Warrants and any reasonable costs of disposition. A Warrantholder will have a cost in respect of the Newco Warrants equal to the fair market value of the Warrants disposed of in exchange therefor.

Non-Residents of Canada

     The following portion of the summary is applicable only to individuals or corporations who are not, and will not be, resident nor deemed to be resident in Canada for the purposes of the Tax Act at any time while they hold Common Shares, Options or Warrants and who do not use or hold and are not deemed to use or hold their Common Shares, Options or Warrants in connection with carrying on a business in Canada.

     Shareholders

     A non-resident Shareholder will generally not be subject to tax under the Tax Act in respect of a capital gain that is realized on the disposition of Common Shares pursuant to the Arrangement, unless the non-resident Shareholder’s Common Shares are “taxable Canadian property” within the meaning of the Tax Act and the nonresident Shareholder is not afforded any relief under the Treaty. Generally, a Common Share will not be taxable Canadian property of a non-resident Shareholder, unless it was acquired in exchange for other taxable Canadian property or if, at any time during the five-year period immediately preceding the disposition of the Common Share, 25% or more of the issued shares of any class or series of Forbes, or any interest therein, belonged to the nonresident Shareholder, to persons with whom the non-resident Shareholder did not deal at arm’s length, or any combination thereof.

Optionholders and Warrantholders

     Subject to the operation of the Treaty, Optionholders and Warrantholders who are not, and will not be, resident nor deemed to be resident in Canada for the purposes of the Tax Act or the Treaty, will be taxable in Canada on the exchange of Options and Warrants if such Options or Warrants are taxable Canadian property to the Optionholder or Warrantholder. Generally, an Option or Warrant will not be taxable Canadian property of an Optionholder or Warrantholder, unless it was acquired in exchange for other taxable Canadian property or if, at any time during the five-year period immediately preceding the disposition of the Option or Warrant, 25% or more of the issued shares of any class or series of Forbes, or any interest therein, belonged to the Optionholder or Warrantholder, to persons with whom the Optionholder or Warrantholder did not deal at arm’s length, or any combination thereof.

     A non-resident Optionholder who receives Newco Options as part of the Arrangement will be considered to have received proceeds of disposition equal to the fair market value of the Newco Options and will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition thereof exceed (or are less than) the aggregate adjusted cost base of Options disposed of in exchange therefor and any reasonable costs of disposition. A non-resident Optionholder will have a cost in respect of the Newco Options equal to the fair market value of the Options disposed of in exchange therefor.

     A non-resident Warrantholder who receives Newco Warrants as part of the Arrangement will be considered to have received proceeds of disposition equal to the fair market value of the Newco Warrants and will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition thereof exceed (or are less than) the aggregate adjusted cost base of Warrants disposed of in exchange therefor and any reasonable costs of disposition. A non-resident Warrantholder will have a cost in respect of the Newco Warrants equal to the fair market value of the Warrants disposed of in exchange therefor.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of the anticipated material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the Arrangement and the acquisition, ownership and disposition of Newco Common Shares received pursuant to the Arrangement. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the Arrangement or as a result of the acquisition, ownership and disposition of Newco Common Shares received pursuant to the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax considerations applicable to a U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Moreover, this summary is not binding on the Internal Revenue Service (the "IRS") or the U.S. courts, and no assurance can be provided that the conclusions reached in this summary will not be challenged by the IRS or will be sustained by a U.S. court if so challenged. Forbes has not requested, and does not intend to request, a ruling from the IRS or an opinion from legal counsel regarding any of the U.S. federal income tax consequences of the Arrangement. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement and the acquisition, ownership and disposition of Newco Common Shares received pursuant to the Arrangement.

     To ensure compliance with U.S. Treasury Department Circular 230, U.S. Holders are hereby notified that: (a) any discussion of U.S. federal tax issues in this document is not intended or written to be relied upon, and cannot be relied upon by a U.S. Holder, for the purpose of avoiding penalties that may be imposed under the Internal Revenue Code; (b) this summary was written in connection with the promotion or marketing of the transactions or matters addressed in this document; and (c) each U.S. Holder should seek advice based on such U.S. Holder's particular circumstances from an independent tax advisor.

Scope of this Disclosure

Authorities

     This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (final, temporary, and proposed), U.S. court decisions, published IRS rulings and published administrative positions of the IRS, that are applicable and, in each case, as in effect and available, as of the date of this Information Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis and could affect the U.S. federal income tax considerations described in this summary.

U.S. Holders

     For purposes of this summary, a "U.S. Holder" is an owner of Common Shares receiving Newco Common Shares pursuant to the Arrangement that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

     For purposes of this summary, a "Non-U.S. Holder" is an owner of Common Shares receiving Newco Common Shares pursuant to the Arrangement that is not a U.S. Holder. This summary does not address the U.S. federal income tax considerations applicable to Non-U.S. Holders arising from the Arrangement. Accordingly, a Non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the Arrangement.

Transactions Not Addressed

     This summary does not address the U.S. federal income tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), including, without limitation, the following:

  any exercise, conversion, assumption, disposition, exchange, or other transaction involving Warrants of Forbes;

  any conversion into Common Shares of any Forbes notes, debentures or other debt instruments;

  any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving any rights to acquire Common Shares, including the Options of Forbes; and

  any transaction, other than the Arrangement, in which Common Shares or Newco Common Shares are acquired.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

     This summary does not address the U.S. federal income tax considerations of the Arrangement to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (c) U.S. Holders that have a "functional currency" other than the U.S. dollar; (d) U.S. Holders that are liable for the alternative minimum tax under the Code; (e) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; (h) U.S. Holders who are U.S. expatriates or former long-term residents of the United States; and (i) U.S. Holders that own, directly or by attribution, 5% or more, by voting power or value, of the outstanding Common Shares or after the Arrangement, the outstanding Newco Common Shares. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement.

     If an entity that is classified as partnership (or "pass-through" entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or "pass-through" entity) and the partners of such partnership (or owners of such "pass-through" entity) generally will depend on the activities of the partnership (or "pass-through" entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (and owners of "pass-through" entities) for U.S. federal income tax purposes should consult their own financial advisors, legal counsel or accountants regarding the U.S. federal income tax consequences of the Arrangement.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

     This summary does not address the U.S. state and local, U.S. estate and gift, or foreign tax consequences to U.S. Holders of the Arrangement. Each U.S. Holder should consult its own financial advisors, legal counsel, or accountants regarding the U.S. state and local and foreign tax consequences to them of the Arrangement.

U.S. Federal Income Tax Consequences of the Arrangement

Status Uncertain

     It is the intent of Forbes that the Arrangement qualify as either a tax-deferred "reorganization" within the meaning of Section 368(a)(1) of the Code, and/or as a tax-deferred exchange under Section 351 of the Code. However, such qualification is not clear and may depend to some extent upon events subsequent to the date of this Information Circular, including events subsequent to the effective date of the Arrangement, which events cannot be predicted with accuracy. Neither Forbes nor Newco has sought or obtained either a ruling from the IRS or an opinion of counsel regarding any of the tax consequences of the Arrangement. Forbes can provide no assurances that the Arrangement will qualify as a tax deferred exchange under Section 351 of the Code, or as a tax-deferred "reorganization" within the meaning of Section 368(a)(1) (collectively referred to as a “Tax-Deferred Transaction”). The tax consequences of the Arrangement qualifying as a Tax Deferred Transaction or as a taxable transaction are discussed below. U.S. Holders should consult their own U.S. tax advisors regarding the proper tax reporting of an exchange of Common Shares for Newco Common Shares pursuant to the Arrangement.

Treatment as a Tax-Deferred Transaction

     If the Arrangement qualifies as a Tax-Deferred Transaction, subject to the passive foreign investment company (“PFIC”) rules discussed below, then the following U.S. federal income tax consequences will result for U.S. Holders:

(a)	no gain or loss will be recognized by a U.S. Holder on the exchange of Common Shares for Newco Common Shares pursuant to the Arrangement;

(b)	the tax basis of a U.S. Holder in the Newco Common Shares acquired in exchange for Common Shares pursuant to the Arrangement will be equal to such U.S. Holder’s tax basis in Common Shares exchanged;

(c)	the holding period of a U.S. Holder for the Newco Common Shares acquired in exchange for Common Shares pursuant to the Arrangement will include such U.S. Holder’s holding period for Common Shares; and

(d)	U.S. Holders who exchange Common Shares for Newco Common Shares pursuant to the Arrangement generally will be required to report certain information to the IRS on their U.S. federal income tax returns for the taxable year in which the Arrangement occurs, and to retain certain records related to the Arrangement.

     If Forbes were a PFIC (as defined below) for any taxable year during which a U.S. Holder held Common Shares, then gain, but not loss, would be recognized in the Tax-Deferred Transaction, unless Newco also were a PFIC for the taxable year which includes the day after the Effective Date. See generally "Consequences If Forbes Classified as a PFIC", below.

     The IRS could challenge a U.S. Holder’s treatment of the exchange as part of a Tax-Deferred Transaction. If this treatment were successfully challenged, then the exchange would be treated as a taxable transaction, with the consequences discussed immediately below (including the recognition of any realized gain).

Treatment as a Taxable Transaction

     If the Arrangement does not qualify as a Tax-Deferred Transaction for U.S. federal income tax purposes, subject to the PFIC rules discussed below, then the following U.S. federal income tax consequences will result for U.S. Holders:

(a)	a U.S. Holder will recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value (expressed in U.S. dollars) of the Newco Common Shares received in exchange for Common Shares pursuant to the Arrangement and (ii) the adjusted tax basis (expressed in U.S. dollars) of such U.S. Holder in Common Shares exchanged;

(b)	the tax basis of a U.S. Holder in the Newco Common Shares received in exchange for Common Shares pursuant to the Arrangement would be equal to the fair market value of such Newco Common Shares on the date of receipt; and

(c)	the holding period of a U.S. Holder for the Newco Common Shares received in exchange for Common Shares pursuant to the Arrangement will begin on the day after the date of receipt.

(d)	If Forbes is not classified as a PFIC for any taxable year in which a U.S. Holder held Common Shares, any gain or loss described in clause (a) immediately above generally would be capital gain or loss, which will be long-term capital gain or loss if such Common Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

     The IRS could challenge a U.S. Holder’s treatment of the exchange as taxable. If this treatment were successfully challenged, then the exchange would be treated as part of a Tax-Deferred Transaction, with the consequences discussed above (including the non-recognition of any realized loss).

Tax Consequences If Forbes Classified as a PFIC

     The foregoing discussion assumes that Forbes was not a PFIC for any taxable year during which a U.S. Holder held Common Shares. A U.S. Holder of Common Shares would be subject to special, adverse tax rules in respect of the Arrangement if Forbes was classified as a PFIC for any taxable year during which such U.S. Holder holds or held Common Shares. A non-U.S. corporation is classified as a PFIC for each taxable year in which (i) 75% or more of its income is passive income (as defined for U.S. federal income tax purposes) or (ii) on average for such taxable year, 50% or more (by value) of its assets either produce or are held for the production of passive income. For purposes of the PFIC provisions, (a) with respect to sales, “gross income” generally means sales revenues less cost of goods sold, and (b) “passive income” generally includes dividends, interest, royalties, rents, and gains from commodities or securities transactions, including certain transactions involving oil and gas. In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

     While there can be no assurance regarding the classification of Forbes as a PFIC, Forbes does not believe that it constituted a PFIC for its taxable year ended December 31, 2006. However, Forbes believes that it likely constituted a PFIC for the taxable year ended December 31, 2007, and based on current business plans and financial projections, Forbes expects that it will be a PFIC during the taxable period beginning on January 1, 2008, and ending on the Effective Date. Forbes has not made a determination regarding its PFIC status for all of its prior taxable years. Determining PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. Consequently, Forbes may not provide any absolute assurance regarding its PFIC status for any taxable year during which U.S. Holders hold Common Shares.

     Subject to the discussion below, if Forbes is classified as a PFIC for any taxable year during which a U.S. Holder holds Common Shares, special rules may increase such U.S. Holder's U.S. federal income tax liability. Under the PFIC rules:

  the Arrangement may be treated as a taxable exchange even if such transaction qualifies as a Tax-Deferred Transaction;

  any gain on the sale, exchange or other disposition of Common Shares and any "excess distribution" (defined as an annual distribution that is more than 25% in excess of the average annual distribution over the past three years) will be allocated ratably over such U.S. Holder's holding period;

  the amount allocated to the current taxable year and any year prior to the first year in which Forbes was classified as a PFIC will be taxed as ordinary income in the current year;

  the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

  an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other taxable years, which interest charge is not deductible by non- corporate U.S. Holders.

     A U.S. Holder that has made a "mark-to-market" election under Section 1296 of the Code or a timely and effective election to treat Forbes as a “qualified electing fund” under Section 1295 of the Code (a “QEF Election”) generally may not be subject to the PFIC rules described above, and may be able to mitigate potentially adverse PFIC tax consequences in the future. U.S. Holders are urged to read the section below entitled “Passive Foreign Investment Company Rules”, and consult with their own tax advisors regarding the potential application of the PFIC rules or any mark-to-market or QEF Election.

     However, notwithstanding the foregoing, if Forbes was classified as a PFIC for any taxable year during which a U.S. Holder holds or held Common Shares, and if Newco also qualifies a PFIC for the taxable year that includes the day after the effective date of the Arrangement, then proposed Treasury Regulations generally provide for the nonrecognition treatment of a Tax-Deferred Transaction to apply to such U.S. Holder’s exchange of Common Shares for Newco Common Shares pursuant to the Arrangement. As discussed below, Newco may or may not be a PFIC for the taxable year that includes the day after the effective date of the Arrangement. As a result, it cannot be determined at this time whether this exception will be available to qualifying U.S. Holders. The availability of such nonrecognition treatment provided by this exception is subject to numerous restrictions and limitations. U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to the exchange of Common Shares for Newco Common Shares pursuant to the Arrangement.

U.S. Holders Exercising Dissent Rights

     A U.S. Holder that exercises dissent rights and is paid cash in exchange for all of such U.S. Holder's Common Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such U.S. Holder in exchange for Common Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the tax basis of such U.S. Holder in such Common Shares surrendered. Subject to the PFIC rules, such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if such Common Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. Deductions for capital losses are subject to complex limitations under the Code. U.S. Holders that receive Canadian currency in as a result of exercising dissent rights should read the section below entitled “Receipt of Canadian Currency.”

     However, notwithstanding the foregoing, a U.S. Holder of Common Shares that exercises dissent rights in the Arrangement would be subject to special, adverse tax rules if Forbes was classified as a PFIC for any taxable year during which such U.S. Holder holds or held Common Shares. If Forbes was classified as a PFIC for any taxable year during which a U.S. Holder holds or held Common Shares, a U.S. Holder that exercises dissent rights and is paid cash in exchange for all of such U.S. Holder's Common Shares generally will be subject to the tax consequences discussed above in the section entitled “Tax Consequences If Forbes Classified as a PFIC.”

The Acquisition, Ownership, and Disposition of Newco Common Shares

Distributions With Respect to Newco Common Shares

     Subject to the discussion below under “Passive Foreign Investment Company Rules”, a U.S. Holders that receives a distribution (including a constructive distribution, but excluding certain pro rata distributions of stock described in Section 305 of the Code) with respect to the Newco Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of Newco, as determined under U.S. federal income tax rules. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of Newco, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Newco Common Shares, and (b) thereafter, as gain from the sale or exchange of such Shares. (See more detailed discussion at “Disposition of Newco Common Shares” below). Dividends paid on the Newco Common Shares generally will not be eligible for the “dividends received deduction” generally available to U.S. corporate shareholders receiving dividends from U.S. corporations.

     For taxable years beginning before January 1, 2011, a dividend paid by Newco generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) Newco is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Newco Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Newco Common Shares will not be entitled to receive such dividend).

     Newco generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) Newco is eligible for the benefits of the Canada-U.S. Tax Convention, or (b) the Common Shares are readily tradable on an established securities market in the U.S. However, even if Newco satisfies one or more of such requirements, Newco will not be treated as a QFC if Newco is a “passive foreign investment company” (as defined below) for the taxable year during which Newco pays a dividend or for the preceding taxable year.

     As discussed below, Newco may or may not be a PFIC for the taxable year that includes the day after the effective date of the Arrangement (See more detailed discussion below under “Passive Foreign Investment Company Rules”). Accordingly, it cannot be determined at this time whether Newco will be a QFC. If Newco is not a QFC, a dividend paid by Newco to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Dispositions of Newco Common Shares

     A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Newco Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Newco Common Shares sold or otherwise disposed of. Subject to the “passive foreign investment company” rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Newco Common Shares are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules unless such U.S. Holder makes an election under the Code to treat any such gain as foreign source. (See more detailed discussion at “Foreign Tax Credit” below).

     Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

     If Newco is a “passive foreign investment company” (as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership and disposition of Newco Common Shares received pursuant to the Arrangement.

(a)	Passive Foreign Investment Company Status of Newco

     Newco generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of Newco for such taxable year is passive income or (b) 50% or more of the assets held by Newco either produce passive income or are held for the production of passive income, based on the fair market value of such assets. With respect to sales by a company, “gross income” generally means sales revenues less cost of goods sold. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

     For purposes of the PFIC income test and assets test described above, if Newco owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, Newco will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by Newco from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

     In addition, if Newco is a PFIC and owns shares of another foreign corporation that also is a PFIC, under certain indirect ownership rules, a disposition of the shares of such other foreign corporation or a distribution received from such other foreign corporation generally will be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, subject to the rules of Section 1291 of the Code discussed below. To the extent that gain recognized on the actual disposition by a U.S. Holder of the common shares or income recognized by a U.S. Holder on an actual distribution received on the common shares was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax.

     Based on currently business plans and financial projections, Newco may or may not be a PFIC for the taxable year that includes the day after the effective date of the Arrangement. The determination of whether Newco will be a PFIC for each taxable year will depend, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether Newco will be a PFIC for each taxable year will depend on the assets and income of Newco over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Information Circular. Accordingly, there can be no assurance that the IRS will not challenge the determination made by Newco concerning its PFIC status. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding whether Newco will be a PFIC for the taxable year that includes the day after the effective date of the Arrangement.

(b)	Default PFIC Rules Under Section 1291 of the Code

     If Newco is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Newco Common Shares will depend on whether such U.S. Holder makes an election to treat Newco as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

     A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Newco Common Shares and (b) any excess distribution paid on the Newco Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for the Newco Common Shares, if shorter).

     Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Newco Common Shares of a PFIC, and any excess distribution paid on such Newco Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Newco Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Newco Common Shares will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the Newco Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

     If Newco is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Common Shares, Newco will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether Newco ceases to be a PFIC in one or more subsequent years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Newco Common Shares were sold on the last day of the last taxable year for which Newco was a PFIC.

(c)	QEF Election

     A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of Newco, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of Newco, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital gain, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which Newco is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by Newco. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

     A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from Newco to the extent that such distribution represents “earnings and profits” of Newco that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Newco Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Newco Common Shares.

     The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Newco Common Shares in which Newco was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year. However, if Newco was a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Newco Common Shares were sold on the qualification date. The “qualification date” is the first day of the first taxable year in which Newco was a QEF with respect to such U.S. Holder. The election to recognize such gain or “earnings and profits” can only be made if such U.S. Holder’s holding period for the Newco Common Shares includes the qualification date. By electing to recognize such gain or “earnings and profits,” such U.S. Holder will be deemed to have made a timely QEF Election. In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

     A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, Newco ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which Newco is not a PFIC. Accordingly, if Newco becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which Newco qualifies as a PFIC. In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder’s direct and indirect interest in the Common Shares. Accordingly, if such U.S. Holder reacquires an interest in Newco, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which Newco is a PFIC.

     Newco intends to make available to U.S. Holders, upon their request, timely and accurate information as to its status as a PFIC and will use commercially reasonable efforts to provide to a purchaser acquiring Newco Common Shares pursuant to this Information Circular that is a U.S. Holder all information that a U.S. Holder making a QEF Election is required to obtain for U.S. federal income tax purposes. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF Election.

(d)	Mark-to-Market Election

     A U.S. Holder may make a Mark-to-Market Election only if the Newco Common Shares are marketable stock. The Newco Common Shares generally will be “marketable stock” if the Newco Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. It is anticipated that a listing of the Common Shares on the NASDAQ and the Toronto Stock Exchange will qualify such shares as “marketable stock,” although each U.S. Holder should consult its own financial advisor, legal counsel, or accountant in this regard.

     A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder’s holding period for the Newco Common Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Newco Common Shares.

     A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which Newco is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Newco Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Newco Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Newco Common Shares over (ii) the fair market value of such Newco Common Shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

     A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Newco Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Newco Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

     A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Newco Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a Mark-to-Market Election.

(e)	Other PFIC Rules

     Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Newco Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Newco Common Shares are transferred.

     Certain additional adverse rules will apply with respect to a U.S. Holder if Newco is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares. In addition, a U.S. Holder who acquires Newco Common Shares from a decedent will not receive a “step up” in tax basis of such Newco Common Shares to fair market value.

     The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Newco Common Shares.

Other Considerations

Foreign Tax Credit

     A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement or in connection with the ownership or disposition of Newco Common Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

     Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a United States person (as defined in section 7701(a)(30) of the Code) should be treated as U.S. source for this purpose, unless such U.S. Holder makes an election under the Code to treat any such gain as foreign source. However, the amount of a distribution with respect to the Newco Common Shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. Dividends will be treated either as "passive income" or "general income". In addition, special foreign tax credit rules apply to a U.S. Holder that receives "qualified dividend income" that is subject to reduced U.S. federal income tax rates. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Receipt of Canadian Currency

     The amount of any distribution paid in Canadian dollars to a U.S. Holder in connection with the Arrangement or on the sale, exchange or other taxable disposition of Newco Common Shares generally will be equal to the U.S. dollar value of such Canadian dollars based on the exchange rate applicable on the date of receipt (regardless of whether such Canadian dollars are converted into U.S. dollars at that time). A U.S. Holder that receives a distribution in Canadian dollars and converts such Canadian dollars into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as U.S. source ordinary income or loss.

     Taxable dividends with respect to Newco Common Shares that are paid in Canadian dollars will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.

     Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding Tax

     Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of Common Shares or Newco Common Shares generally will be subject to information reporting and backup withholding tax, currently at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9); (b) furnishes an incorrect U.S. taxpayer identification number; (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup-withholding tax; or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup-withholding tax. However, U.S. Holders that are corporations generally are excluded from these information-reporting and backup-withholding tax rules. Backup withholding is not an additional U.S. federal income tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded to the extent it exceeds such liability, if such U.S. Holder furnishes required information to the IRS. A U.S. Holder that does not provide a correct U.S. taxpayer identification number may be subject to penalties imposed by the IRS. Each U.S. Holder should consult its own U.S. tax advisor regarding the information reporting and backup withholding tax rules.

PROCEDURE FOR EXCHANGE OF SECURITIES

Distribution of Common Share Certificates

     It is currently anticipated that the Common Shares will cease trading and the Newco Common Shares will commence trading on or about February 22, 2008. Promptly following the effective date of the Arrangement, Forbes will mail a letter of transmittal to registered Shareholders of record on January 14, 2008, providing an opportunity to exchange their Forbes share certificates for certificates representing the Newco Common Shares issued under the Arrangement.

     Shareholders must complete and return the Letter of Transmittal that will be sent to them following the completion of the Arrangement, together with the certificate(s) representing their Common Shares and any other documents required by the Letter of Transmittal, to Computershare Investor Services Inc., acting as depositary (the “Depositary”) at one of the offices specified in the Letter of Transmittal in order to receive Newco Common Shares.

General

     Shareholders whose Common Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact such nominee to deposit their Common Shares.

     The use of the mail to transmit certificates representing Common Shares and the Letter of Transmittal is at each Shareholder’s risk. Forbes recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained, or that registered mail be used.

     No signature guarantee is required on the Letter of Transmittal if the Letter of Transmittal is signed by the registered Shareholder of the Common Shares deposited therewith, unless that Shareholder has indicated that the Newco Common Shares to be received are to be issued in the name of a person other than the registered Shareholder or if the Newco Common Shares are to be sent to an address other than the address of the registered Shareholder as shown on the register of Forbes.

     In all other cases, all signatures on the Letter of Transmittal must be guaranteed by a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP).

Distribution of Options and Warrants

     Newco shall, as soon as practicable following the effective date of the Arrangement, forward or cause to be forwarded by first class mail (postage prepaid), to each Securityholder entitled to receive Newco Options or Newco Warrants, as applicable, pursuant to the Arrangement, at the address for such holder on the records of Forbes, a document indication the number of Newco common shares that may be acquired upon the exercise price of an Option or Warrant, and the corresponding exercise price.

Fractional Securities

     No fractional Newco Common Shares will be issued pursuant to the Arrangement. In the event the Arrangement results in a registered Shareholder becoming entitled to a fractional share, in lieu of any fractional share, such registered Shareholder will receive the next lowest number of shares. Additionally, no fractional Newco Options or fractional Newco Warrants will be issued pursuant to the Arrangement and, in lieu of any such fractional Newco Options or fractional Newco Warrants, such Securityholder shall receive the next lowest number options or warrants, as applicable.

STOCK EXCHANGE LISTINGS

     The Common Shares are listed and posted for trading on the TSX under the symbol “FMI” and on NASDAQ under the symbol “FMTI”. The closing price of the Common Shares on the TSX was $0.45 per Common Share on December 19, 2007 (the last trading day prior to the date of announcement of the Arrangement) and $0.22 per Common Share on January 11, 2008. The closing price of the Common Shares on the NASDAQ was US$0.46 per Common Share on December 19, 2007 (the last trading day prior to the date of announcement of the Arrangement) and US$0.21 per Common Share on January 11, 2008.

     It is expected that the Newco Common Shares will be listed on the TSX and NASDAQ two or three days following the effective date of the Arrangement in substitution for the presently listed Common Shares. Forbes has received conditional approval of the listing of the Newco Common Shares on the TSX in substitution for the Forbes Common Shares and will make application to NASDAQ for the listing of the Common Shares of Newco in substitution for the Forbes Common Shares. The listing of the Newco Common Shares on the TSX and NASDAQ is subject to certain conditions typical for a transaction of this nature, as well as the condition that the Arrangement Resolution is approved by a majority of the Shareholders voting thereon at the Meeting.

ISSUANCE AND RESALE OF NEWCO COMMON SHARES, NEWCO OPTIONS AND NEWCO WARRANTS

Issuance and Resale of Newco Common Shares, Newco Options and Newco Warrants under Canadian Securities Laws

     The Newco Common Shares, Newco Options and Newco Warrants pursuant to the Arrangement will be issued in reliance on exemptions from the prospectus and registration requirements of applicable Canadian securities laws or on discretionary exemptions from such requirements to be obtained from applicable securities regulatory authorities in Canada and will generally be “freely tradable” (other than as a result of any “control block” restrictions which may arise by virtue of the ownership thereof) under applicable securities laws of the provinces of Canada. Forbes will be making an application to the Autorité des marches financiers (the “Autorité”) in Quebec with respect to the issuance of the securities pursuant to the Arrangement and with respect to the resale of such securities. The issuance and resale of such securities in Quebec are subject to the approval of the Autorité. There can be no assurance that the necessary discretionary exemptions, if any, will be obtained.

Status under United States Securities Exchange Act of 1934 Securities Laws

     Forbes is subject to the reporting requirements of the 1934 Act and files periodic reports with the U.S. Securities and Exchange Commission (the “SEC”). After the Arrangement, pursuant to the 1934 Act, Newco will succeed to Forbes’ reporting requirements in the United States and commence filing periodic reports with the SEC. Forbes’ SEC filings are, and Newco’s SEC filings will be, available electronically at no charge on the SEC’s website at www.sec.gov.

Issuance and Resale of Newco Common Shares, Newco Options and Newco Warrants Under United States Securities Laws

     The issuance at the effective date of the Arrangement of Newco Common Shares, Newco Options and Newco Warrants pursuant to the Arrangement will not be registered under the 1933 Act or the securities laws of any state of the United States and will be effected in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act and exemptions provided under the securities laws of each state of the United States. Section 3(a)(10) of the 1933 Act exempts from registration securities issued in exchange for one or more outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction or by a governmental authority expressly authorized by law to grant such approval, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Supreme Court of British Columbia is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court entered the Interim Order on January 14, 2008 and, subject to the approval of the Arrangement by Forbes’ Securityholders, a hearing on the Arrangement will be held on February 15, 2008 by the Court. The Final Order will, if granted, constitute the basis for the exemption from the registration requirements of the 1993 Act. See “The Arrangement - Procedure for the Arrangement Becoming Effective”.

     The Newco Common Shares, Newco Option and Newco Warrants will be freely transferable without restriction under the 1933 Act, and provided the recognized securities manual exemption or other exemption is available, under the securities laws of the states of the United States.

     The Newco Common Shares issuable upon exercise of Newco Options (the “Newco Option Shares”) have not been registered under the 1933 Act or the securities laws of any state of the United States and may not be offered or sold in the United States unless registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available. As a result, such Newco Options may not be exercised by or on behalf of a U.S. person or in the United States, as these terms are defined in Rule 902 of regulation S under the 1933 Act, unless the Newco Option Shares are registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration is available. Unless the Newco Option Shares are registered or exempt under the 1933 Act, holders of Newco Options who are U.S. persons or resident in the United States may not be able to exercise their Newco Options and may be required to permit their Newco Options to expire.

     Newco intends to register under the 1933 Act on Form S-8 the Newco Option Shares. If and when the registration statement or Form S-8 is declared effective by the SEC, the Newco Option Shares may be sold without restrictions in the United States by holders of Newco Options (“Newco Optionholders”).

     The Newco Common Shares issuable upon exercise of Newco Warrants (the “Newco Warrant Shares”) have not been registered under the 1933 Act or the securities laws of any state of the United States and may not be offered or sold in the United States unless registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available.

     As a result, the Newco Warrants may not be exercised by or for the account or benefit of a U.S. Person or a person in the United States, and the Newco Warrant Shares issuable upon exercise thereof may not be offered or sold in the United States, unless an exemption from the registration rights under the 1933 Act and the securities laws of all applicable states of the United States is available for the exercise and resale. Unless the Newco Warrant Shares are registered under the 1933 Act and the applicable securities laws of the states of the United States or an exemption from such registration requirements is available, holders of the Newco Warrants who are U.S. persons or resident in the United States must either resell the Newco Warrants to persons outside of the United States or exercise the Newco Warrants under an exemption available under the 1933 Act.

     Unless registered under the 1933 Act prior to issuance Newco Warrant Shares issued to a person in the United States upon exercise of a Newco Warrant will be issued only pursuant to an exemption from the registration requirements of the 1933 Act and therefore such Newco Warrant Shares will be deemed “restricted securities” pursuant to Rule 144 under the 1933 Act. The certificates evidencing such Newco Warrant Shares will include a U.S. legend restricting transfer of the securities and may not be resold in the absence of registration under the 1933 Act, unless an exemption from registration is available. Newco intends to amend the existing resale registration statement on Form F-3 filed by Forbes to register the Newco Warrant Shares for resale in the United States.

     In addition, the Newco Warrant Shares may be resold after a six-month hold period in accordance with the provision of Rule 144. Assuming Newco remains a reporting issuer under the 1934 Act and is current in its reporting obligations at the time of the resale, after the six-month hold period, non-affiliates will be able to resale an unlimited number of Newco Warrant Shares under Rule 144 without having to comply with any manner of sale limitations or notice provisions of Rule 144. Assuming Newco remains a reporting issuer under the 1934 Act and is current in its reporting obligations at the time of the resale, after the six-month hold period, affiliates will be able to resale Newco Warrant Shares subject to the volume, manner of sale limitations and notice provisions of Rule 144. After a one-year hold period, person who are not then affiliates of Newco and have not been affiliates of Newco for the three-month period immediately proceeding such date will be entitled to resell such restricted securities without restriction under Rule 144.

     Under Rule 144, persons who may be deemed to be affiliates of an issuer generally include individuals or entities that directly or indirectly through one or more intermediaries control, are controlled by, or are under common control with, the issuer, and generally include executive offices and directors of the issuer as well as principal shareholders of the issuer.

     Subject to certain limitations, all holders of Newco Warrant Shares may immediately resell such securities outside the United States without registration under the 1933 Act pursuant to Regulation S under the 1933 Act. Generally, subject to certain limitations, holders of Newco Warrant Shares following the Arrangement who are not affiliates of Newco or who are affiliates of Newco solely by virtue of their status as an office or director of Newco may, pursuant to Rule 904 of Regulation S of the 1933 Act, resell their Newco Warrant Shares in an “offshore transaction” (which would include a sale through the TSX) if neither the seller nor any person acting on the seller’s behalf engages in “directed selling efforts” in the United States and, in the case of sale of Newco Warrant Shares by an officer or director who is an affiliates of Newco soley by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with such offer or sale other than a usual and customary broker’s commission. For purposes of Regulation S, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably by expected to have the effect of, conditioning the market in the United States for any of the securities being offered” in the resale transaction. Additional restrictions are applicable to a holder of Newco Warrant Shares who will be an affiliates of Newco other than by virtue of his or her status as a director or officers of Newco.

     The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the Newco Common Shares, Newco Options and Newco Warrants received upon completion of the Arrangement and receivable upon exercise of any Newco Warrants or Newco Options following the Arrangement. All holders of Newco Securities are urged to consult with counsel to ensure that the resale of their Newco Securities complies with applicable securities legislation.

     Securityholders resident in the United States and other Securityholders residing elsewhere than in Canada exchanging their securities for Newco Common Shares, Newco Options and Newco Warrants are urged to consult their legal advisors to determine the extent of all applicable resale provisions.

DISSENT RIGHTS

     Pursuant to the Interim Order, registered Shareholders have the right to dissent from the Arrangement Resolution in the manner provided in Section 190 of the CBCA, as modified by the Interim Order and the Arrangement with respect to the timing for providing a notice of dissent (“Dissent Notice”) to the Arrangement Resolution and the deemed transfer of a dissenting Shareholder’s Common Shares to Forbes. Section 190 of the CBCA is reprinted in its entirety as Appendix H to this Information Circular. The following summary is qualified in its entirety by the provisions of Section 190 of the CBCA, as modified by the Interim Order and the Arrangement. It is recommended that any Shareholder wishing to exercise a dissent right seek legal advice as the failure to comply strictly with the provisions of the Interim Order, the CBCA (as modified by the Interim Order), and the Arrangement may result in the loss or unavailability of the dissent right.

     A dissenting Shareholder will be entitled, in the event the Arrangement becomes effective, to be paid by Forbes the fair value of the Common Shares held by such dissenting Shareholder determined as at the close of business on the day before the Arrangement Resolution is adopted. There can be no assurance that such fair value will be greater than or equivalent to the consideration offered to Shareholders under the Arrangement. A registered Shareholder may only exercise the dissent right with respect to all Common Shares held by the registered Shareholder on behalf of any one beneficial owner and registered in the registered Shareholder’s name. As a consequence, a Shareholder may only exercise the right to dissent in respect of the Common Shares that are registered in that Shareholder’s name.

     In many cases, Common Shares beneficially owned by a person other than the registered Shareholder (a “Non-Registered Shareholder”) are registered either: (a) in the name of an intermediary that the Non-Registered Shareholder deals with in respect of the Common Shares (such as, among others, banks, trust companies, securities dealers or brokers, or trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS) of which an intermediary is a participant. Accordingly, a Non-Registered Shareholder will not be entitled to exercise the dissent right directly (unless the Common Shares are reregistered in the Non-Registered Shareholder’s name). A Non-Registered Shareholder who wishes to exercise the dissent right should immediately contact the intermediary with whom the Non-Registered Holder deals in respect of its Common Shares and either:

(a)	instruct the intermediary to exercise the dissent right on the Non-Registered Shareholder’s behalf (which, if the Common Shares are registered in the name of CDS or other clearing agency, would require that the Common Shares first be re-registered in the name of the intermediary); or

(b)	instruct the intermediary to request that the Common Shares be registered in the name of the Non- Registered Shareholder, in which case such Shareholder would have to exercise the dissent right directly (that is, the intermediary would not be exercising the dissent right on such Shareholder’s behalf).

     Pursuant to the Arrangement, a registered Shareholder who wishes to dissent in respect of the Arrangement Resolution must provide a Dissent Notice to Forbes at 200 – 750 West Pender Street, Vancouver, BC V6C 2T8, Attention: Corporate Secretary, (fax): (604) 689-7641, at or prior to 5:00 p.m., (Vancouver Time), on the second business day immediately preceding the Meeting. The filing of a Dissent Notice does not deprive a registered Shareholder of the right to vote at the Meeting, however, a registered Shareholder who has submitted a Dissent Notice and who votes in favour of the Arrangement Resolution will no longer be considered a dissenting Shareholder with respect to the Common Shares voted in favour of the Arrangement Resolution.

     A vote against the Arrangement Resolution will not constitute a Dissent Notice, but a registered Shareholder need not vote its Common Shares against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxy holder to vote in favour of the Arrangement Resolution does not constitute a Dissent Notice, however, any proxy granted by a registered Shareholder who intends to dissent, other than a proxy that instructs the proxy holder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxy holder from voting such Common Shares in favour of the Arrangement Resolution and thereby causing the registered Shareholder to forfeit its dissent right. Forbes is required, within 10 days after the adoption of the Arrangement Resolution, to notify each dissenting Shareholder that the Arrangement Resolution has been adopted, but such notice is not required to be sent to any Shareholder who voted for the Arrangement Resolution or who has withdrawn such Shareholder’s Dissent Notice.

     A dissenting Shareholder must, within 20 days after receipt of notice that the Arrangement Resolution has been adopted or, if the dissenting Shareholder does not receive such notice, within 20 days after the dissenting Shareholder learns that the Arrangement Resolution has been adopted, send to Forbes a written notice (a “Payment Demand”) containing the dissenting Shareholder’s name and address, the number of Common Shares in respect of which the dissenting Shareholder dissented, and a demand for payment of the fair value of such Common Shares. Within 30 days after a Payment Demand, the dissenting Shareholder must send to Computershare Investors Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, the share certificates representing the Common Shares in respect of which the dissenting Shareholder has dissented.

     A dissenting Shareholder who fails to send the share certificates representing the Common Shares in respect of which the dissenting Shareholder has dissented forfeits such dissenting Shareholder’s dissent right. Forbes or its transfer agent will endorse on share certificates received from a dissenting Shareholder a notice that the holder is a dissenting Shareholder and will forthwith return the share certificates to the dissenting Shareholder. Upon filing a Dissent Notice that is not withdrawn prior to the termination of the Meeting, provided that the Final Order is granted and not appealed or, if appealed, that such appeal is withdrawn or denied, and the Arrangement becomes effective, a dissenting Shareholder will cease to have any rights as a Shareholder, other than the right to be paid the fair value of its Common Shares, unless:

(a)	the dissenting Shareholder withdraws the Payment Demand before Forbes makes a written offer to pay (the “Offer to Pay”);

(b)	Forbes fails to make a timely Offer to Pay to the dissenting Shareholder and the dissenting Shareholder withdraws its Payment Demand; or

(c)	the Board of Directors revokes the Arrangement Resolution;

in all of which cases the dissenting Shareholder’s rights as a Shareholder will be reinstated, and in the case of items (a) and (b), if the Arrangement becomes effective, such dissenting Shareholder’s Common Shares will be subject to the Arrangement.

In addition, pursuant to the Arrangement, registered Shareholders who duly exercise their dissent right and who:

(a)	are ultimately determined to be entitled to be paid fair value for their Common Shares will be deemed to have transferred their Common Shares to Forbes as at the effective time of the Arrangement; or

(b)	are ultimately determined not to be entitled, for any reason, to be paid fair value for their Common Shares, will be deemed to have participated in the Arrangement on the same basis as any non-dissenting Shareholder in accordance with the Arrangement.

     Forbes is required, not later than seven days after the later of the effective date of the Arrangement or the date on which it received the Payment Demand of a dissenting Shareholder, to send to each dissenting Shareholder who has sent a Payment Demand to it, an Offer to Pay for its Common Shares in an amount considered by the Board of Directors to be the fair value thereof, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms.

     The amount specified in the Offer to Pay which has been accepted by a dissenting Shareholder will be paid by Forbes within 10 days after the acceptance by the dissenting Shareholder of the Offer to Pay, but any such Offer to Pay lapses if Forbes does not receive an acceptance thereof within 30 days after the Offer to Pay has been made. If Forbes fails to make an Offer to Pay or if a dissenting Shareholder fails to accept an offer that has been made, Forbes may, within 50 days after the effective date of the Arrangement or within such further period as the Court may allow, apply to the Court to fix a fair value for the Common Shares of dissenting Shareholders. If Forbes fails to apply to the Court, a dissenting Shareholder may apply to the Court for the same purpose within a further period of 20 days or within such further period as the Court may allow. A dissenting Shareholder is not required to give security for costs in such an application.

     Upon an application to the Court, all dissenting Shareholders who have not accepted Forbes’ Offer to Pay will be joined as parties and bound by the decision of the Court, and Forbes will be required to notify each affected dissenting Shareholder of the date, place and consequences of the application and of the dissenting Shareholder’s right to appear and be heard in person or by counsel. Upon any such application to the Court, the Court may determine whether any person is a dissenting Shareholder who should be joined as a party, and the Court will then fix a fair value for the Common Shares of all dissenting Shareholders.

     The Final Order of the Court will be rendered against Forbes in favour of each dissenting Shareholder and for the amount of the fair value of such dissenting Shareholder’s Common Shares as fixed by the Court. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each dissenting Shareholder from the effective date or the Arrangement until the date of payment.

LEGAL MATTERS

     Certain legal matters relating to the Arrangement are to be passed upon at the closing of the Arrangement by Farris, Vaughan, Wills & Murphy LLP, on behalf of Forbes and Newco.

PRINCIPAL HOLDERS OF VOTING SECURITIES

     To the knowledge of the directors and executive officers of Forbes, as at the date hereof, there are no Securityholders who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the outstanding voting rights of Forbes.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

     Except as described below, no director, executive officer or principal shareholder of Forbes, or any associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction or in any proposed transaction, which has materially affected or will materially affect Forbes, since January 1, 2007, except, Nancy Glaister, the Corporate Secretary, is a partner in the law firm of Cawkell Brodie Glaister LLP, which provides legal services to the Company. In the fiscal year ended December 31, 2007, Forbes has paid Cawkell Brodie Glaister LLP approximately $189,000 for legal services rendered.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

     None of the directors or executive officers of Forbes, none of the persons who have been directors or executive officers of Forbes since the commencement of Forbes’ last completed financial year, and no associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed below.

     As at the date hereof, the directors and executive officers of Forbes, as a group, own beneficially or exercise control or direction over (directly or indirectly) an aggregate of 259,368 Common Shares, representing 0.6% of the issued and outstanding Common Shares, and Options to purchase a total of 1,949,280 common shares of Forbes, representing 66.3% of the total number of Common Shares of Forbes issuable on the exercise of all outstanding Options. The directors and executive officers of Forbes own beneficially or exercise control or direction over no Warrants.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

     No individual who is, or at any time during our most recently completed financial year was, a director or executive officer, as applicable, of Forbes, and no associate of any such director or executive officer is, or at any time during our most recently completed financial year was, indebted to (i) Forbes or any of Forbes’ subsidiaries, or (ii) another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Forbes or any of Forbes’ subsidiaries, other than routine indebtedness.

OTHER MATTERS

     Forbes will consider and transact such business as may properly come before the Meeting. The management of Forbes knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the securities represented by the proxies solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by such proxies.

Additional Information

     Additional information relating to Forbes is on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Securityholders may contact Forbes at 200 – 750 West Pender Street, Vancouver, British Columbia, V6C 2T8 or by telephone at (604) 689-5899.

     Financial information is provided in Forbes’ consolidated financial statements for the years ended December 31, 2006, 2005 and 2004 and the nine-month period ended September 30, 2007 and associated management discussion and analysis and are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BOARD OF DIRECTORS APPROVAL AND STATEMENT OF DIRECTORS

     This Information Circular contains information as at January 11, 2008, except where another date is specified. The contents of this Information Circular have been approved and its mailing authorized by the Board of Directors.

DATED at Vancouver, British Columbia, the 14th day of January, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

Per: “Charles A. Butt”
President and Chief Executive Officer

APPENDIX A
STATED CAPITAL RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION THAT:

1.	The stated capital of the common shares (the “Forbes Common Shares”) of Forbes Medi-Tech Inc. (“Forbes”) be reduced by $98,460,000 and that such reduction be effected by debiting the stated capital of the Forbes Common Shares by $98,460,000.

2.	Notwithstanding that the foregoing resolution has been passed, the directors of Forbes are hereby authorized and empowered not to proceed with the reduction of the stated capital of Forbes contemplated by the foregoing resolution without requiring further approval of the shareholders of Forbes.

3.	Any officer or director of Forbes is hereby authorized and directed for and on behalf of Forbes to execute or cause to be executed, under the seal of Forbes or otherwise, and to deliver or cause to be delivered all such documents, agreements and instruments, and to perform or cause to be performed all such acts and things, as such officer or director shall determine to be necessary or desirable to give full effect to this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents, agreements or instruments or the performing or causing to be performed of such other acts or things.

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APPENDIX B
CHANGE OF NAME RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.	Forbes Medi-Tech Inc. (“Forbes”) is hereby authorized under Section 173 of the Canada Business Corporations Act (“CBCA”) to amend its articles to change its name to “Forbes Medi-Tech Operations Inc.”.

2.	The foregoing resolution will only be effective, and will not be implemented, unless the Arrangement Resolution (as defined in the management proxy circular of Forbes dated January 14, 2008) is approved by the Shareholders and by the Securityholders of Forbes in accordance with the requirements of the Interim Order (as defined in the Plan of Arrangement).

3.	Notwithstanding that the foregoing resolutions have been passed, the directors of Forbes are hereby authorized and empowered not to proceed with the change of name contemplated by the foregoing resolution without requiring further approval of the shareholders of Forbes.

4.	Any officer or director of Forbes is hereby authorized and directed for and on behalf of Forbes to execute or cause to be executed, under the seal of Forbes or otherwise, and to deliver or cause to be delivered all such documents, agreements and instruments, and to perform or cause to be performed all such acts and things, as such officer or director shall determine to be necessary or desirable to give full effect to this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents, agreements or instruments or the performing or causing to be performed of such other acts or things.

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     APPENDIX C
ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION THAT:

1.	The plan of arrangement (the “Plan of Arrangement”) involving Forbes Medi-Tech Inc. (“Forbes”) and the holders of its common shares, options and warrants, the full text of which is set out as Appendix D to the Circular to which this is special resolution is Appendix C (as such Plan of Arrangement may be or may have been modified or amended) is hereby authorized, approved and adopted.

2.	The adoption of the 2007 Stock Option Plan of Forbes by Newco is hereby ratified, approved and confirmed.

3.	The adoption of the Shareholder Rights Plan (as defined in the said Circular) by Newco is hereby ratified, approved and confirmed.

4.	Notwithstanding that these resolutions have been passed, and the Arrangement adopted by the shareholders of Forbes or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of Forbes are hereby authorized and empowered: (i) to amend the Plan of Arrangement to the extent permitted thereby; and (ii) not to proceed with the Arrangement without requiring further approval of the shareholders of Forbes, but only in accordance with the terms of the Plan of Arrangement.

5.	Any officer or director of Forbes is hereby authorized and directed for and on behalf of Forbes to execute or cause to be executed, under the seal of Forbes or otherwise, and to deliver or cause to be delivered all such documents, agreements and instruments, and to perform or cause to be performed all such acts and things, as such officer or director shall determine to be necessary or desirable to give full effect to this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents, agreements or instruments or the performing or causing to be performed of such other acts or things.

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APPENDIX D
PLAN OF ARRANGEMENT

     ARTICLE 1
INTERPRETATION

1.1	Definitions

     In this Plan of Arrangement dated February 15, 2008, unless something in the subject matter or context is inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Arrangement” means the arrangement under the provisions of section 192 of the CBCA on the terms and conditions set forth in this Plan of Arrangement, subject to any amendments or modifications hereto made in accordance with Article 5 hereof or the direction of the Court in the Final Order;

“Arrangement Resolution” means the special resolution passed by the Shareholders and by the Securityholders at the Meeting approving the Arrangement;

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in Vancouver, British Columbia are authorized or required by law to be closed for business;

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

“Court” means the Supreme Court of British Columbia;

“Depositary” means Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia;

“Dissent Rights” means the right of a Shareholder to dissent in respect of the Arrangement Resolution pursuant to the procedures set forth in section 190 of the CBCA, this Arrangement, the Interim Order and the Final Order;

“Dissenting Shareholder” means a Shareholder who duly exercises such holder’s Dissent Rights;

“Effective Date” means the date a certified copy of the Final Order and the certified copy of the resolution referred to in the definition of Exchange Ratio is filed with the Director under the CBCA;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date;

“Exchange Ratio” means a ratio of not less than two and not more than six Forbes Common Shares for each Newco Common Shares as determined by a resolution of the board of directors of Forbes passed prior to the Effective Date, a copy of which, certified by an officer of Forbes, is filed with the Director under the CBCA together with a copy of the Final Order certified by the Court;

“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended or modified by the highest court to which an appeal may be made;

“Forbes” means Forbes Medi-Tech Inc., a corporation existing under the CBCA;

“Forbes Common Shares” means the common shares in the capital of Forbes;

“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Meeting;

“Letter of Transmittal” means the letter of transmittal forwarded by Forbes to Shareholders, together with the management proxy circular in respect of the Meeting, or such other equivalent form of letter of transmittal reasonably acceptable to Forbes and Newco;

“Meeting” means the special meeting of Securityholders to be held for the purpose of considering the Arrangement Resolution, and any adjournment(s) or postponement(s) thereof;

“Newco” means 0813361 B.C. Ltd., a company incorporated under the Business Corporations Act (British Columbia), S.B.C. 2002, c. 57, as amended;

“Newco Common Shares” means common shares in the capital of Newco; “Option” means an option granted pursuant to the Stock Option Plan; “Optionholder” means a holder of Options at the Effective Time;

“Plan of Arrangement” means this plan of arrangement as the same may be amended, modified or supplemented from time to time in accordance with Article 5 hereof or the direction of the Court in the Final Order;

“Rights” means the rights issued pursuant to the Shareholder Rights Plan; “Securityholder” means an optionholder, a shareholder and a warrant holder; “Shareholder” means a holder of Forbes Common Shares as of the Effective Time;

“Shareholder Rights Plan” means the shareholder rights plan agreement dated as of February 9, 1998, and as amended and restated as of April 28, 2003, between Forbes and the Depositary, as rights agent;

“Stock Option Plan” means the 2007 Stock Option Plan of Forbes, approved by Forbes’s Board of Directors on April 12, 2007, approved by Forbes’s Shareholders on May 17, 2007, and implemented on June 29, 2007;

“TSX” means the Toronto Stock Exchange;

“Warrantholder” means a holder of Warrants at the Effective Time; and

“Warrants” means the warrants to purchase a total of 2,072,727 Forbes Common Shares pursuant to Class D Warrants issued by Forbes on or about October 26, 2005.

1.2	Construction

In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:

(a)	references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Plan of Arrangement and not to any particular Article, Section or Subsection;

(b)	references to an “Article”, “Section” or “Subsection” are references to an Article, Section or Subsection of this Plan of Arrangement;

(b)	words importing the singular shall include the plural and vice versa, words importing gender shall include the masculine, feminine and neuter genders, and references to a “person” or “persons” shall include individuals, corporations, partnerships, associations, bodies politic and other entities, all as may be applicable in the context;

(c)	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(d)	the word “includes” or “including”, when following any general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement; and

(e)	a reference to a statute or code includes every regulation made pursuant thereto, all amendments to the statute or code or to any such regulation in force from time to time, and any statute, code or regulation which supplements or supersedes such statute, code or regulation.

1.3	Currency

All references to currency herein are to Canadian dollars unless otherwise specified.

     ARTICLE 2
THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement constitutes an arrangement as referred to in section 192 of the CBCA.

2.2	The Arrangement

     At the Effective Time the following shall occur and be deemed to occur in the following order without any further act or formality, with each transaction or event being deemed to occur immediately after the occurrence of the transaction or event immediately preceding it:

(a)	Each Shareholder who is not a Dissenting Shareholder will exchange the Forbes Common Shares held by such Shareholder for Newco Common Share on the basis the Exchange Ratio;

(b)	Each Optionholder will exchange the Options held such Optionholder for options to purchase Newco Common Shares on the basis that the number of Newco Common Shares that can be purchased upon the exercise of any Option will be equal to the Exchange Ratio and that the amount to be paid to purchase one Newco Common Share upon the exercise of an Option will be equal to the amount to be paid to purchase one Forbes Common Share under such Option multiplied by the number of Forbes Common Shares that are to be exchanged for one Newco Common Share pursuant to the Exchange Ratio;

(c)	Each Warrantholder will exchange the Warrants held by such holder for warrants to purchase Newco Common Shares on the basis that the number of Newco Common Shares that can be purchased upon the exercise of any Warrant will be equal to the Exchange Ratio and that the amount to be paid to purchase one Newco Common Share upon the exercise of a Warrant will be equal to the amount to be paid to purchase one Forbes Common Share under such Warrant multiplied by the number of Forbes Common Shares that are to be exchanged for one Newco Common Share pursuant to the Exchange Ratio;

(d)	Each Right to be issued under the Shareholders Rights Plan will entitle the holder thereof to purchase that number of Newco Common Shares determined by dividing the number of Forbes Common Shares that could have been purchased upon the exercise of a Right by the number of Forbes Common Shares that are to be exchanged for a Newco Common Shares pursuant to the Exchange Ratio, and the amount to be paid to purchase one Newco Common Share upon the exercise of a Right will be equal to the amount to be paid to purchase one Forbes Common Share under the Shareholder Rights Plan multiplied by the number of Forbes Common Shares that are to be exchanged for one Newco Common Share pursuant to the Exchange Ratio;

(e)	The directors of Forbes will become the directors of Newco and KPMG LLP, the auditors of Forbes, will become the auditors of Newco.

(f)	The Stock Option Plan will be assumed by Newco and become the 2007 Stock Option Plan of Newco, and the Shareholder Rights Plan will be assumed by Newco and become the Shareholder Rights Plan of Newco, in each case with such changes, mutatis mutandis, as the context requires.

2.3	Fractional Securities

     Any fractional securities of Newco resulting from the application of paragraphs (a), (b), (c) or (d) above will be rounded down to the next closest whole number.

     ARTICLE 3
RIGHTS OF DISSENT

3.1	Rights of Dissent

     A Shareholder may exercise Dissent Rights; provided that, to be effective, a notice of dissent by such Shareholder must be received by Forbes at 200 – 750 West Pender Street, Vancouver, BC, V6C 2T8, Attention: Corporate Secretary, (fax): (604) 689-7641, at or prior to 5:00 p.m., (Vancouver Time), on the date which is two Business Days preceding the date of the Meeting. A Shareholder who duly exercises such Dissent Rights and who:

(a)	is ultimately entitled to be paid the fair value of the Forbes Common Shares shall be deemed to have transferred such shares to Forbes immediately prior to the Effective Time, without any further act or formality, and free and clear of any lien, claim and encumbrance, and such shares shall be cancelled as of the Effective Time; or

(b)	is ultimately not entitled to be paid the fair value for their Forbes Common Shares shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting Shareholder as at and from the Effective Time, but in no case shall Forbes, Newco or any other person be required to recognize any such Shareholder as a holder of Forbes Common Shares after the Effective Time, and the names of such Shareholders shall be deleted from the central securities register of Forbes as of the Effective Time.

3.2	No Dissent Rights for Holders of Options, Warrants or Rights

     In addition to any other restrictions in the CBCA, no holder of an Option, Warrant or Right shall be entitled to exercise Dissent Rights.

     ARTICLE 4
EXCHANGE OF SECURITIES

4.1	Exchange of Share Certificates for Newco Common Shares

     At or promptly after the Effective Time, Newco shall deposit with the Depositary, for the benefit of the Shareholders, certificates representing that number of whole Newco Common Shares to be delivered pursuant to section 2.2(a) . Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented Forbes Common Shares, together with such other documents and instruments as would have been required to effect the transfer of the Forbes Common Shares under the CBCA and the articles of Forbes and such other documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, a certificate representing that number of Newco Common Shares which such holder has the right to receive, and the certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Forbes Common Shares which was not registered in the transfer records of Forbes, a certificate representing the proper number of Newco Common Shares may, subject to section 2.3, be issued to the transferee if the certificate representing Forbes Common Shares is presented to the Depositary accompanied by all documents required to evidence and effect such transfer. Until surrendered as contemplated by this section 4.1, each certificate which immediately prior to the Effective Time represented one or more outstanding Forbes Common Shares shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the certificate representing Newco Common Shares as contemplated by this section 4.1, less any amounts withheld pursuant to section 4.5.

4.2	Exchange of Options and Warrants

     Upon surrender by an Optionholder or Warrantholder to Newco for cancellation of the Option or Warrant which immediately prior to the Effective Time represented an Option or Warrant, such Optionholder or Warrantholder, as the case may be, shall be entitled to receive in exchange therefor, and Newco shall deliver to such Optionholder or Warrantholder, as the case may be, an Option or Warrant, as the case may be, for the number of Newco Common Shares and providing for the payment of the amount to be paid to purchase one Newco Common Shares upon the exercise of such Option or Warrant, as the case may be, determined in accordance with Sub-section 2.2(b) or 2.2(c), as the case may be, and the Option or Warrant so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this section 4.2, each Option or Warrant which immediately prior to the Effective Time represented the right to purchase one or more Forbes Common Shares shall be deemed at all times after the Effective Time to represent only the right to purchase one or more Newco Common Shares in accordance with the Exchange Ratio and the provisions of Sub-section 2.1(b) or 2.1(c), as applicable.

4.3	Lost Share Certificates

     In the event that any certificate which, immediately prior to the Effective Time, represented one or more outstanding Forbes Common Shares exchanged pursuant to Section 2.2(a) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for such lost, stolen or destroyed certificate, the person to whom such cash is to be delivered shall, as a condition precedent to the delivery of such cash, give a bond satisfactory to Newco and the Depositary in such sum as Newco may direct, or otherwise indemnify Newco in a manner satisfactory to Newco, against any claim that may be made against Newco in respect of the certificate alleged to have been lost, stolen or destroyed.

4.4	Extinction of Rights

     If any Shareholder fails for any reason to deliver to the Depositary for cancellation the certificates formerly representing Forbes Common Shares (or an affidavit of loss and bond or other indemnity pursuant to Section 4.3, together with such other documents or instruments required to effect the transfer of Forbes Common Shares, on or before the 60th day following the Effective Date, such Shareholder shall be deemed to have donated and forfeited to Newco all cash, net of any applicable withholding or other taxes, held by the Depositary in trust for such Shareholder to which such Shareholder is entitled.

     At and after the Effective Time, any certificate formerly representing Forbes Common Shares shall represent only the right to receive the number of Newco Common Shares as provided for in Subsection 2.2(a) or the amount determined under Section 3.1 in accordance with the Plan of Arrangement.

4.5	Withholding Rights

     Forbes, Newco and the Depositary shall be entitled to deduct and withhold from any amount otherwise payable to any Shareholder such amounts as Forbes, Newco or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Income Tax Act (Canada), or any provision of applicable federal, provincial, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

     ARTICLE 5
AMENDMENTS

5.1	Amendments to Plan of Arrangement

(a)	Newco and Forbes reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by the other, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to Shareholders, Optionholders, and Warrantholders if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Newco or Forbes at any time prior to or at the Meeting (provided that the other shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if it is consented to by each of Newco and Forbes.

(d)	Any amendment, modification or supplement to the Plan of Arrangement may be made following the Effective Date unilaterally by Forbes; provided that it concerns a matter which, in the reasonable opinion of Forbes, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of Newco or any Shareholder.

     APPENDIX E
INTERIM ORDER

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THIS COURT ORDERS THAT:

MEETING OF THE FORBES SECURITYHOLDERS

1. Forbes be at liberty to convene a special general meeting ("Special Meeting") of the registered holders (the "Shareholders") of common shares in the capital of Forbes (the "Common Shares"), the holders (the "Optionholders") of options ("Options") to purchase Forbes common shares issued under the 2007 Stock Option Plan of Forbes, and the holders (the "Warrantholders") of warrants ("Warrants") to purchase Forbes Common Shares (collectively the "Securityholders") to be held at the North East Board Room of Farris, Vaughan, Wills & Murphy LLP, Suite 2500, 700 West Georgia Street, Vancouver, British Columbia at 8:00 a.m. (Vancouver time) on February 14, 2008, to consider and, if deemed advisable, (a) to pass a resolution of Securityholders (the "Arrangement Resolution") to approve the arrangement involving Forbes and its respective Securityholders as set forth in the plan of arrangement ("Arrangement"), with or without modification, substantially in the form attached as Exhibit "A" to the Goold Affidavit #1, and (b) to transact such other business as may properly come before the Special Meeting.

RECORD DATE

2. The record date for determination of the Securityholders entitled to receive notice of and attend and vote at the Special Meeting in compliance with the form and disclosure requirements of the CBCA, applicable securities laws, the articles and bylaws of Forbes and the terms of this Interim Order, will be the 14th day of January, 2008 (the "Record Date").

NOTICE OF SPECIAL MEETING

3. The Special Meeting will be called, held and conducted in accordance with the notice of the Special Meeting ("Notice of Special Meeting") of the Securityholders, substantially in the form attached as Exhibit "A" to the Goold Affidavit #1, the CBCA, applicable securities laws, the articles and bylaws of Forbes, the terms of this Interim Order, any further order of this Court and the rulings and directions of the Chair of the Meeting, and,

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to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating or governing or collateral to the Common Shares, Options or Warrants, or to which the Common Shares, Options or Warrants are collateral, or the articles or bylaws of Forbes, this Interim Order will govern.

**DELIVERY OF MEETING MATERIALS**

4. Good and sufficient notice of the Special Meeting, for all purposes, will be given by Forbes by sending, not less than 21 days before the day appointed for such meeting:

   (a) a letter to the Securityholders;

   (b) a Notice of Special Meeting;

   (c) an Information Circular (the "Circular") of Forbes in respect of the Special Meeting each in the form attached as Exhibit A to the Affidavit of David Goold #1; and

   (d) forms of proxy, substantially in the forms attached as Exhibit "B" to the Affidavit of David Goold #1,

with such amendments or additional documents as counsel for Forbes may advise are necessary or desirable, provided such amendments and additions are not inconsistent with the terms of this Interim Order (collectively, the "Meeting Materials"),

5. The Meeting Materials will be sent to:

   (a) the Securityholders of record on the Record Date, at least 21 days prior to the date of the Special Meeting by one or more of the following methods:

      (i) by prepaid, ordinary mail, addressed to the Shareholders, or by delivery, in person or by recognized courier service, at his, her or its address registered on the central securities register of Forbes;

      (ii) by prepaid, ordinary mail, addressed to the respective Optionholders and Warrantholders, or by delivery, in person or by recognized courier service, at his, her or its address as shown in the records maintained by Forbes in respect of holders of its Options and Warrants; or

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(iii) by e-mail or facsimile transmission to any Shareholder who identifies himself, herself or itself to the satisfaction of Forbes (acting through its representatives), who requests such email or facsimile transmission and, if required, Forbes agrees to pay the charges, if any, for such transmission, and in the event of such email or facsimile transmission, the contents of such transmission will be provided in paper format upon request;

(b) The directors and auditors of Forbes and the Director appointed under the CBCA by e-mail, courier or delivery in person; and

(c) The Toronto Stock Exchange ("TSX") and the Securities Administrator in each jurisdiction in Canada where Forbes is a reporting issuer ("Securities Administrators") by electronically filing the Meeting Materials via the Canadian Securities Administrators' system for electronic document analysis and retrieval ("SEDAR") database at least 21 days prior to the date of the Special Meeting; and, substantial compliance with this paragraph will constitute good and sufficient notice of the Special Meeting to the Securityholders, directors, auditors, the Director appointed under the CBCA, the TSX and the Securities Administrators.

6. The accidental failure or omission to give notice of the Special Meeting to any one or more of the Securityholders, any failure or omission to give notice as a result of events beyond the reasonable control of Forbes (including without limitation any inability to utilize postal services), or the non-receipt of such notice by one or more of the persons entitled thereto, will not constitute a breach of this Interim Order or a defect in the calling of the Special Meeting and will not invalidate any resolution passed or proceedings taken at the Special Meeting.

7. Notice of any amendments, updates or supplements to any of the information provided in the Meeting Materials, may be communicated to the Securityholders by press release, newspaper advertisement or by notice to the Securityholders by one of the methods specified herein, as determined by the Board of Directors of Forbes.

8. The Meeting Materials and any amendments, updates or supplements to any of the Meeting Materials, and any notice of any adjournment or postponement of the Special Meeting, if required to be given, will be deemed to have been received by the Securityholders:

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(a) in the case of mailing, three days after delivery thereof to the post office;

(b) in the case of delivery in person, upon receipt thereof at the intended recipient's address or, in the case of delivery by courier, one business day after receipt by the courier;

(c) in the case of email or facsimile transmission, upon the transmission thereof; and,

(d) in the case of advertisement, at the time of publication of the advertisement.

**SERVICE OF COURT MATERIALS**

9. Forbes will include in the Meeting Materials a copy of each of the Notice of Hearing of Petition and this Interim Order (collectively, the "Court Materials"), and the Court Materials will be deemed to have been received by the Securityholders at the times specified in paragraph 8 hereof, whether those persons reside within British Columbia or within another jurisdiction.

10. The sending of the Court Materials in accordance with this Interim Order will constitute good and sufficient service of the within proceedings upon all persons who are entitled to receive notice and no other form of service need be made and no other material need be served on such persons in respect of these proceedings.

**ATTENDANCE AT SPECIAL MEETING**

11. The only persons entitled to attend the Special Meeting are:

(a) the Securityholders, or their respective proxies;

(b) Forbes' officers, directors and advisors; and

(c) other persons with the permission of the Chair of the Special Meeting.

**PROCEEDINGS OF THE MEETINGS**

12. The Chair of the Special Meeting will be a director or officer of Forbes, who will be appointed by the directors of Forbes for that purpose.

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13. The Special Meeting will otherwise be conducted in accordance with the provisions of the CBCA and the articles and bylaws of Forbes, subject to the terms of this Interim Order.

**QUORUM AND VOTING**

14. The only persons entitled to vote at the Special Meeting are:

(a) the Securityholders of record on January 14, 2008, or their respective proxy holders; and

(b) the holders of the Common Shares transferred after the Record Date (the "Transferred Shares") who establish ownership of the Transferred Shares in a manner satisfactory to Forbes and who submit a written demand to Computershare Investor Services Inc. (Attention: Stock Transfer Services), 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than 4:30 p.m. (Vancouver time), ten business days preceding the Special Meeting or, if the Special Meeting is adjourned or postponed, ten business days before any adjournment or postponement thereof, to be included in the list of the Shareholders entitled to vote at the Special Meeting (the "Transferee Voters"); and

(c) in the event a Transferee Voter establishes ownership of Transferred Shares, then the holder of record of such shares as of the Record Date will be disentitled to vote them at the Meeting and Forbes may amend the list of the Shareholders entitled to vote at the Special Meeting accordingly.

15. The quorum for the transaction of business at the Special Meeting will be the presence in person or represented by proxy of two of the Shareholders representing not less than 5% of the aggregate number of outstanding Common Shares and who are entitled to attend and vote at the Special Meeting, provided that, if no quorum is present within 30 minutes of the appointed meeting time, the Special Meeting will stand adjourned to be reconvened on a day which is not more than 30 days later, as determined by the Chair of the Special Meeting, in the Chair's sole discretion, and at such reconvened meeting, those persons present in person or by proxy entitled to vote at such meeting will constitute a quorum for the reconvened meeting. No notice of such adjournment or of the reconvened meeting need be given to any Securityholder except by announcement by the Chair of the Special Meeting to those Securityholders present at the Special Meeting.

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16. The votes will be taken at the Special Meeting on the basis of one vote for each Common Share held by a Shareholder, and in the case of the Options and the Warrants, on the basis of one vote for each Common Share that the holder of such Option or Warrant would be entitled to receive upon the valid exercise of the Options or Warrants, as applicable, whether or not the Options and Warrants are exercisable at the date of the Special Meeting. The vote required to pass the Arrangement Resolution at the Special Meeting will be: (i) the affirmative votes of at least 66-2/3% of the votes cast in respect of the Arrangement Resolution by the Shareholders present or represented by proxy at the meeting and (ii) the affirmative votes of at least 66-2/3% of the Securityholders present or represented by proxy at the Special Meeting and voting as a single class; and for this purpose any spoiled votes, illegible votes, defective votes and abstentions will be deemed not to be votes cast.

**PROXIES**

17. Forbes is authorized to use the form of proxy for the Shareholders and for the Optionholders and Warrantholders in substantially the same forms as is attached as Exhibit "B" to the Affidavit of David Goold #1 and is authorized, at its expense, to solicit proxies, directly or through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail, telephone or such other forms of personal or electronic communication as it may determine.

18. The procedure for the use of proxies at the Special Meeting will be as set out in the Circular.

19. The Chair may, in its discretion, waive generally the time limits for the deposit of proxies by the Securityholders if the directors of Forbes deem it advisable to do so.

**SCRUTINEERS**

20. Forbes is at liberty to engage Computershare Investor Services Inc. (acting through its representatives for that purpose) or such further and other scrutineers as Forbes may

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deem advisable as scrutineers for the Special Meeting and the scrutineers' duties will include:

(a) invigilating and reporting to the Chair of the Special Meeting on the deposit and the validity of the proxies;

(b) reporting to the Chair of the Special Meeting on the quorum of the Special Meeting;

(c) reporting to the Chair of the Special Meeting on the polls taken or ballots cast at the Special Meeting; and,

(d) providing to Forbes and to the Chair written reports on matters related to their duties.

## ADJOURNMENT OR POSTPONEMENT OF SPECIAL MEETING

21. Forbes, if it deems advisable, may adjourn or postpone the Special Meeting on one or more occasions, without the necessity of first convening the Special Meeting or first obtaining any vote of the Shareholders or Optionholders or Warrantholders respecting the adjournment or postponement and notice of any such adjournment or postponement, if required to be given, will be given by press release, newspaper advertisement, or by notice to the Securityholders by one of the methods specified herein, as determined by the Board of Directors of Forbes.

22. The Special Meeting may be adjourned for any reason upon the approval of the Chair of the Special Meeting, and if the Special Meeting is adjourned, it will be reconvened at a place and time to be designated by the Chair of the Special Meeting to a date which is not more than 30 days thereafter. No notice of such adjournment or of the reconvened meeting need be given to any Securityholder except by announcement by the Chair of the Special Meeting to those Securityholders present at the Special Meeting.

## AMENDMENTS TO THE ARRANGEMENT

23. Forbes may make such amendments, revisions or supplements to the Arrangement as it may determine, without any additional notice to the Securityholders prior to the Special Meeting, and the Arrangement as so amended, revised or supplemented will be the

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Arrangement submitted to the Special Meeting and the subject of the Arrangement Resolution.

DISSENT RIGHTS

24. Forbes Securityholders will be granted rights of dissent with respect to the Arrangement Resolution pursuant to Article 3 of the Arrangement and Section 190 of the CBCA, so long as such Securityholders provide their written objection to the Arrangement Resolution to Forbes on or before 5:00 p.m. (Vancouver Time) on the second business day immediately preceding the Special Meeting (or any postponement or adjournment thereof) and otherwise strictly comply with the requirements of the Arrangement and Section 190 of the CBCA.

FRACTIONAL SECURITIES

25. Any fractional shares of Newco resulting from the consolidation contemplated as part of the Arrangement, will be rounded down to the next closest whole number. Any fractional securities, other than fractional shares, of Newco will be rounded in a similar manner as fractional shares.

APPLICATION FOR FINAL ORDER

26. Upon approval by the Securityholders of the Arrangement, in the manner set forth in this Interim Order, Forbes may apply to this Court for approval of the Arrangement (the "Final Order"), which application will be heard at the courthouse at 800 Smithe Street, Vancouver, British Columbia on February 15, 2008 at 9:45 am. (Vancouver time) or so soon thereafter as counsel may be heard, or at such other date and time as this Court may direct.

27. Any person desiring to appear at the hearing of the application for the Final Order will:

(a) file an Appearance, in the form prescribed by the Rules of Court of the Supreme Court of British Columbia, together with any evidence or material which is to be presented to the Court at the hearing for the Final Order; and

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(b) deliver the filed Appearance, together with a copy of any evidence or material which is to be presented to the Court at the hearing for the Final Order, to Forbes's solicitors at:

on or before 4:00 p.m. (Vancouver time) on February 7, 2008.

28. In the event that the hearing of the application for the Final Order on February 15, 2008 is adjourned, then only those persons who filed and delivered an Appearance in accordance with paragraph 27 need be served and provided with notice of the adjourned hearing date.

**AMENDMENTS TO THE INTERIM ORDER**

29. Forbes or any other person or entity affected will be entitled, at any time, to seek leave to vary this Interim Order.

BY THE COURT

REGISTRAR

APPROVED AS TO FORM:

Counsel for the Petitioner

APPENDIX F
NOTICE OF HEARING OF PETITION

     No. S080282
Vancouver Registry

SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44
AND AMENDMENTS THERETO

AND

IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT RESPECTING
FORBES MEDI-TECH INC.

PETITIONER

NOTICE OF HEARING OF PETITION

TO:	The Securityholders of the Petitioner

AND TO:	The Director, Canada Business Corporations Act

     TAKE NOTICE that the Petition of the Petitioner, Forbes Med-Tech Inc. dated January 14, 2008 will be heard in Chambers at the Courthouse at 800 Smithe Street, Vancouver, in the Province of British Columbia, on Friday, February 15, 2008 at the hour of 9:45 a.m.

1.	This matter is unopposed, by consent or without notice.

2.	The time estimate of the Petitioner is 15 minutes.

3.	This matter is not within the jurisdiction of a Master because relief in the nature of a final order is sought.

January 14, 2008	“Farris, Vaughan, Wills and Murphy LLP”
Dated	Farris, Vaughan, Wills and Murphy LLP
Solicitor for the Petitioner

This Notice of Hearing was prepared by the law firm of Farris, Vaughan, Wills and Murphy LLP whose place of business and address for service is 25th Floor, 700 West Georgia Street, Vancouver, British Columbia V7Y 1B3.

F-1

APPENDIX G

CONSOLIDATED STATEMENT OF SHAREHOLDERS EQUITY OF 0813361 B.C. LTD.

(As stated and with pro-forma effect of Stated Capital write-down)

FORBES MEDI-TECH INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS EQUITY
As stated and with pro-forma effect of Stated Capital write-down
(Expressed in thousands of Canadian dollars)

	September 30	September 30
	2007	2007
	(unaudited)	(unaudited)(1)

SHAREHOLDERS’ EQUITY

Shareholders’ equity
Share capital (38,412,100 common shares outstanding)	101,027	2,567
Contributed surplus	9,859	9,859
Deficit	(98,460)	---
	12,426	12,426

(1)	With effect of the write-down of the Stated Capital by $98,460 thousand.

G-1

     APPENDIX H
SECTION 190 OF THE CBCA

190. (1) Right to dissent – Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c) amalgamate otherwise than under section 184;

(d) be continued under section 188;

(e) sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f) carry out a going-private transaction or a squeeze-out transaction.

     (2) Further right – A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

     (2.1) If one class of shares – The right to dissent described in subsection (2) applies even if there is only one class of shares.

     (3) Payment for shares – In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

     (4) No partial dissent – A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

     (5) Objection – A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

     (6) Notice of resolution – The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

     (7) Demand for payment – A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

     (8) Share certificate – A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

     (9) Forfeiture – A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

     (10) Endorsing certificate – A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

     (11) Suspension of rights – On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

     (12) Offer to pay – A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

     (13) Same terms – Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

     (14) Payment – Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

     (15) Corporation may apply to court – Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

     (16) Shareholder application to court – If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

     (17) Venue – An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

     (18) No security for costs – A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

     (19) Parties – On an application to a court under subsection (15) or (16),

(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

     (20) Powers of court – On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

     (21) Appraisers – A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

     (22) Final order – The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

     (23) Interest – A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

     (24) Notice that subsection (26) applies – If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

     (25) Effect where subsection (26) applies – If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

     (26) Limitation – A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

     APPENDIX I AUDITORS’ CONSENT

I-1

Any questions and requests for assistance may be directed to the Proxy Solicitation Agent:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone:
1-866-639-7993

Email: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
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